FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Table of Contents

Item

1.	Second Quarter 2009 Earnings Report (English)
2.	Second Quarter 2009 Financial Statements (Spanish)

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/

Name:	Juan Pedro Santa María
Title:	General Counsel
Date: August 4, 2009

3

Santander

2009

Banco Santander Chile
2Q 2009 Earnings Report

Santander
Santander

INDEX

CONTACT INFORMATION	Santiago, Chile
Robert Moreno	Tel: (562) 320-8284
Manager, Investor Relations Department	Fax: (562) 671-6554
Banco Santander Chile	Email: rmorenoh@santander.cl
Bandera 140 Piso 19,	Website: www.santander.cl

Investor Relations Department	1
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 1: SUMMARY OF RESULTS AND STRATEGY

Core revenues: Net interest income + fee income.
Net operating income: Core revenues + financial transactions, net + other operating income, net + operating expenses + provision expense.

Net income up 40.1% QoQ and 4.1% YoY in 2Q09

In 2Q09, net income attributable to shareholders totaled Ch$107,391 million (Ch$0.57 per share and US$1.12/ADR). These results represent an increase of 40.1% compared to 1Q09 (from now on QoQ) and 4.1% compared to restated 2Q08 figures (from now on YoY). Compared to historical figures (not adjusted for the new accounting standards1), net income attributable to shareholders increased 36.9% YoY in 2Q09.

ROAE reached 28.7% in 2Q 09

With these results the Bank’s ROAE in the quarter reached 28.7%. The Bank currently has the highest ROE among the banks operating in Chile. This strong profitability was achieved despite having one of the highest levels of capitalization in the Chilean financial system. As of June 30, 2009, the BIS ratio reached 15.1%. In April 2009, the Bank paid its annual dividend of Ch$1.13/share, equivalent to 65% of 2008 earnings attributable to shareholders (not restated for IFRS). At the record date, in Chile, the dividend yield was 6.3%.

Core revenues increase by a 16.4% QoQ and 2.9% YoY in 2Q09

Core revenues, that is, net interest income plus fee income, was up 16.4% QoQ and 2.9% YoY in 2Q09 despite the challenging operating environment faced by the Bank. Net interest income increased 21.0% QoQ and 2.9% YoY. The Bank’s net interest margin reached 6.0% compared to 4.8% in 1Q09 and 6.2% in 2Q08. Lower deflation in the quarter, lower funding costs and rising spreads boosted this expansion. Net fee income increased 2.5% QoQ and 3.0% YoY in thje same period. The Bank designed different strategies to promote fee growth in the quarter despite lower economic growth and regulatory changes. Notable was the sequential growth of fee income from key products such as: (i) asset management fees which were up 22.0% QoQ, (ii) insurance

1 In 2009, banks in Chile adopted accounting standards in line with international standards (IFRS) and historical figures in the rest of this report have been re-stated to make them comparable. The main difference compared to previous accounting standards was the elimination of price level restatement. All figures and variation presented below are based on 2Q08 and 1H08 figures that have been restated in line with new accounting standards adopted in 2009.

Investor Relations Department	2
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

brokerage 41.8% QoQ and (iii) fees from brokerage which rose 39.8% QoQ. This more than offset the contraction in fees from checking accounts and lines of credit that were negatively affected by recent regulatory changes.

Provision expense up 5.6% QoQ and 36.3% in 2Q09

In 2Q09, the Bank’s net provision expense increased 5.6% QoQ and 36.3% YoY. The evolution of net provision expense is directly related to negative effects of the economic downturn on asset quality. This higher provision expense resulted in an increase in coverage ratios. The coverage of past due loans (PDLs, all installments and lines of credit more than 90 days overdue) reached 172.8% as of June 2009 and improved from 166.2% as of March 2009 and June 2008. As of June 2009, the coverage of non-performing loans (NPLs, all loans with at least one installment over due > 90 days)  reached 75.7% compared to 71.6% as of March 2009.

Despite the weakening of asset quality in 2Q09, there have been signs that the velocity of deterioration has subsided. In 2Q09, the Bank continued to focus loan growth in low risk segments in order to contain asset quality. At the same time,  commercial executives continued to dedicate an important percentage of their time to asset quality issues and recoveries. As a result of these measures, the growth rate of early non-performance (<90 days) has evolved positively, total charge-offs decreased 6.8% QoQ, loan loss recoveries increased 20.9% QoQ while NPLs have decreased 9.6% since their peak in April 2009.

Efficiency ratio reaches a record low 31.5% in 2Q09

The Bank continued to effectively control costs in the quarter. In 2Q09, the efficiency ratio reached a record low of 31.5% compared to 34.5% in 1Q09 and 37.0% in 2Q08. YoY operating expenses decreased 5.7%, driven by a 6.8% decrease in personnel expenses and a 1.8% fall in administrative expenses. With this positive evolution of costs, the Bank consolidated its position as one of the most efficient banks in the Emerging Markets.

Net operating income increases 36.2% QoQ and 10.8% YoY

In summary, net operating income increased 36.2% QoQ and 10.8% YoY in 2Q09. The strategy of focusing on selective loan growth, improving the funding mix, higher spreads, increasing product usage and controlling costs, offset the negative effects of rising credit risks.

(Ch$ billion)	2Q09	YoY Chg.	QoQ Chg.
Net interest income	227	2.9%	21.0%
Fee income	63	3.0%	2.5%
Core revenue	290	2.9%	16.4%
Financial transactions + Other op. income, net*	40	142.6%	12.9%
Provision expense	-96	36.3%	5.6%
Operating expenses	-104	-5.7%	5.9%
Operating income, net of prov.	130	10.8%	36.2%
* Includes Other operating income and Other operating expenses.

Investor Relations Department	3
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Focus on selective loan growth to minimize credit risk and provision expense

The Bank continued with its approach to selective loan growth, given the more difficult economic environment. On the retail side, total loans to individuals decreased 0.4% QoQ and increased 4.3% YoY. Following our strategy of growing selectively, loan volumes to the mid-upper income segments continued to expand at a rapid pace in the quarter. Lending to middle-upper income segments increased 4.0% QoQ and 19.5% YoY and represented 58.7% of total lending to individuals as of June 09 (compared to 52.2% in June 08). In the rest of the segments loan volumes continued to descend on a QoQ basis mainly due to credit risk reasons and our strict focus on profitability over market share concerns.

The loan to deposit ratio remains healthy at 94.3% in 2Q09

The Bank also continued to focus on maintaining healthy liquidity and a strong funding base in the quarter. In the period, short-term rates fell sharply as the central bank loosened its monetary policy. However, customer funds, that is, demand and time deposits and mutual funds, remained stable QoQ and YoY. The Bank let its more expensive time deposits to expire and funneled those funds to mutual funds, which is a more profitable product. As a consequence, total customer deposits decreased 2.9% QoQ and mutual funds under management increased 8.4% QoQ. The loan to deposit ratio improved to 94.3% from 96.5% in 1Q09 and 93.2% as of 2Q08.

ROAE reaches 24.5% and the efficiency ratio 32.9% in 1H09

In the first half of 2009 (1H09), net income attributable to shareholders totaled Ch$184,043 million (Ch$0.98/share and US$1.90/ADR). The ROAE reached 24.5% and the efficiency ratio reached 32.9% in the period. Core revenues were up 2.0% compared to 1H08, while operating expenses decreased 1.8%. This was partially offset by the 41.7% rise in provision expense. As a consequence, net operating income grew 1.7%. Net income attributable to shareholders decreased 2.7% YoY due to the higher effective tax rate.

Net income attributable to shareholders increased 19.4% in 1H09 compared to non-restated 1H08 net income.

(Ch$ billion)	1H09	YoY Chg.
Net interest income	414	1.4%
Fee income	125	4.1%
Core revenue	539	2.0%
Financial transactions + Other op. income, net*	76	142.6%
Provision expense	-187	41.7%
Operating expenses	-202	-1.8%
Operating income net of prov.	225	1.7%
* Includes Other operating income and Other operating expenses.

Investor Relations Department	4
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Banco Santander Chile: Summary of Quarterly Results

	Quarter			Change %
(Ch$ million)	2Q09	1Q09	2Q08	2Q09 / 2Q08	2Q / 1Q 09
Net interest income	226,611	187,273	220,249	2.9%	21.0%
Fee income	63,145	61,631	61,325	3.0%	2.5%
Core revenues	289,756	248,904	281,574	2.9%	16.4%
Financial transactions, net	29,656	68,815	22,105	34.2%	(56.9)%
Total operating income	322,340	320,217	309,375	4.2%	0.7%
Operating expenses	(104,099)	(98,288)	(110,422)	(5.7)%	5.9%
Provision expense	(96,037)	(90,934)	(70,459)	36.3%	5.6%
Net operating income	130,025	95,464	117,351	10.8%	36.2%
Net income attributable to shareholders	107,391	76,652	103,162	4.1%	40.1%
Net income/share (Ch$)	0.57	0.41	0.55	4.1%	40.1%
Net income/ADR (US$)[1]	1.12	0.73	1.09	2.3%	54.1%
Total loans	13,401,485	13,985,677	13,199,963	1.5%	(4.2)%
Customer funds	14,770,605	14,855,094	14,617,944	1.0%	(0.6)%
Shareholders’ equity	1,497,019	1,543,040	1,276,028	17.3%	(3.0)%
Net interest margin	6.0%	4.8%	6.2%
Efficiency ratio	31.5%	34.5%	37.0%
Return on average shareholders equity[2]	28.7%	20.2%	32.3%
PDL / Total loans	1.4%	1.2%	1.1%
Coverage ratio of PDLs	172.8%	166.2%	166.2%
Expected loss[3]	2.3%	2.0%	1.9%
BIS ratio	15.1	15.0%	12.9%
Branches	502	501	498
ATMs	1,929	1,929	2,016
1.	The change in earnings per ADR may differ from the change in earnings per share due to the exchange rate.
2.	Annualized Quarterly net income attributable to shareholders / Average Equity attributable to shareholders.
3.	Allowance for loan losses / Total loans. Based on internal credit models and Superintendency of Banks guidelines. Banks must have a 100% coverage of expected loss.

2008 figures have been restated in accordance with the new accounting standards adopted by Chilean banks in 2009. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

Investor Relations Department	5
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

SECTION 2: BALANCE SHEET

LOANS

Focus on selective loan growth

Loans	Quarter ended,			% Change
(Ch$ million)	Jun-09	Mar-09	Jun-08	June 09 / 08	June 09 / Mar. 09
Total loans to individuals	6,091,508	6,115,175	5,841,984	4.3%	(0.4)%
Consumer loans	2,121,046	2,187,832	2,205,135	(3.8)%	(3.1)%
Residential mortgage loans	3,970,462	3,927,343	3,636,849	9.2%	1.1%
SMEs	2,370,029	2,385,720	2,314,975	2.4%	(0.7)%
Institutional lending	262,915	254,565	230,934	13.8%	3.3%
Middle-Market & Real Estate	2,472,244	2,727,232	2,703,058	(8.5)%	(9.3)%
Corporate	1,566,971	1,776,296	1,573,148	(0.4)%	(11.8)%
Total loans [1,2]	13,401,485	13,985,677	13,199,963	1.5%	(4.2)%
1	Includes past due loans in each category and other non-segmented loans.
2	Excludes allowance for loan losses and interbank loans.

In the quarter, the Bank maintained its strategy of focusing on profitability over market share concerns. In 2Q 09, total loans decreased 4.2% QoQ and have increased 1.5% YoY. This was a result of several factors. First of all, the more difficult economic environment has negatively affected demand for credit in all client segments. This has especially affected lending the SME and Middle-market in which loan volumes decreased 0.7% and 9.3% QoQ, respectively.

Secondly, the Bank, has continued to grow selectively, especially among individuals, in order to control asset quality and to ration capital. Total loans to individuals decreased 0.4% QoQ and increased 4.3% YoY, but lending to middle-upper income segments increased 4.0% QoQ and 19.5% YoY and represented 58.7% of total lending to individuals as of June 09 (compared to 52.2% in June 08). In the mid-income segments volumes decreased 4.3% QoQ and 7.2% YoY. Finally, in the mass consumer market, loan volumes decreased 6.4% QoQ and 14.8% YoY.

Investor Relations Department	6
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Source: Internal reports of Banco Santander Chile. Data for these reports are obtained from different data bases from the accounting systems and, therefore, growth rates of different sub-segments may not add up to the growth rate of total loans to individuals.

Thirdly, the normalization of cross border liquidity flows and the active local bond market has also resulted in slower loan growth. This is reflected in the 11.8% QoQ fall in loans in the corporate segment. Given our strict focus on profitability, we kept our spread strategy intact, while focusing our commercial efforts in the large corporate market on non-lending activities, which generate a greater pool of revenues from these clients. The Bank’s Global Banking and Markets business has actively participated in some of the largest local M&A, project finance, bond issues and financial advisories in 2009. These results are reflected in gains from financial transactions and fee income.

FUNDING

Stable evolution of customer funds. The loan to deposit ratio improves to 94.3%

Customer funds	Quarter ended,			% Change
(Ch$ million)	Jun-09	Mar-09	Jun-08	June 09 / 08	June 09 / Mar. 09
Non-interest bearing deposits	3,083,814	3,092,010	3,194,423	(3.5)%	(0.3)%
Time deposits	8,342,396	8,677,857	8,390,418	(0.6)%	(3.9)%
Total customer deposits	11,426,210	11,769,867	11,584,841	(1.4)%	(2.9)%
Mutual funds	3,344,395	3,085,227	3,033,103	10.3%	8.4%
Total customer funds	14,770,605	14,855,094	14,617,944	1.0%	(0.6)%
Loans / Deposits*	94.3%	96.5%	93.2%
* (Loans - marketable securities that fund mortgage portfolio) /  (Time deposits + demand deposits)

Customer funds remained stable QoQ and YoY in 2Q09 despite the sharp decline in interest rates, as the Central Bank loosened its monetary policy. As a result,  the Bank let its more expensive time deposits to expire and funneled those funds to mutual funds, which is a more profitable product (See

Investor Relations Department	7
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Fee Income). As a consequence, total customer deposits decreased 2.9% QoQ and mutual funds under management increased 8.4% QoQ.

The loan to deposit ratio (total loans minus long-term bonds that fund long-term mortgage over time deposits plus non-interest bearing deposits) improved to 94.3% from 96.5% in 1Q09. At the same date, core funds (defined as retail deposits, long-term institutional deposits and bonds and equity) represented 89% of total liabilities.

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

ROE reaches 28.7% in 2Q09 with a BIS ratio of 15.1% and Tier I of  11.1%

Shareholders' Equity	Quarter ended,			% Change
(Ch$ million)	Jun-09	Mar-09	Jun-08	June 09 / 08	June 09 / Mar. 09
Capital	891,303	891,303	818,535	8.9%	0.0%
Reserves	(16,960)	(16,960)	(20,571)	(17.6)%	0.0%
Unrealized gain (loss) Available-for-sale financial assets	(14,199)	(7,856)	(45,900)	(69.1)%	80.7%
Retained Earnings:	636,875	676,553	523,964	21.5%	(5.9)%
Retained earnings previous periods	508,045	721,340	381,030	33.3%	(29.6)%
Net income	184,043	76,652	189,159	(2.7)%	140.1%
Provision for mandatory dividends	(55,213)	(121,439)	(46,225)
Minority Interest	30,920	28,403	23,689	30.5%	8.9%
Total Equity	1,527,939	1,571,443	1,299,717	17.6%	(2.8)%
Equity attributable to shareholders	1,497,019	1,543,040	1,276,028	17.3%	(3.0)%

Shareholders’ equity totaled Ch$1,497,019 million (US$2.8 billion) as of June 30, 2009. ROAE in 2Q09 reached 28.7% and 24.5% in 1H09. The Bank currently has the highest ROE among the banks operating in Chile. This strong profitability was achieved despite having one of the highest levels of capitalization in the Chilean financial system. Voting common shareholders’ equity is the sole component of our Tier I capital and represented 11.1% of risk weighted assets as of June 2009. The  BIS ratio reached 15.1% at the same date. The positive evolution of capitalization ratios was a direct result of the strong income generation capacity of the Bank, as the BIS ratio has increased 129 basis points since year-end 2008. This is noteworthy considering that in April 2009 the Bank paid its annual dividend of Ch$1.13/share, equivalent to 65% of 2008 earnings attributable to shareholders (not restated for IFRS). At the record date, in Chile, the dividend yield was 6.3%.

Investor Relations Department	8
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Capital Adequacy*	Quarter ended,			% Change
(Ch$ million)	Jun-09	Mar-09	Jun-08*	June 09 / 08	June 09 / Mar. 09
Tier I (Core Capital)	1,497,019	1,543,039	1,350,580	10.8%	(3.0)%
Tier II	545,906	560,232	461,436	18.3%	(2.6)%
Regulatory capital	2,042,925	2,103,271	1,812,015	12.7%	(2.9)%
Risk weighted assets	13,544,319	13,979,591	14,066,367	(3.7)%	(3.1)%
Tier I ratio	11.1%	11.0%	9.6%
BIS ratio	15.1%	15.0%	12.9%
* Figures for 2008 are not restated for new accounting standards.

SECTION 3: ANALYSIS OF QUARTERLY INCOME STATEMENT

NET INTEREST INCOME

Net interest margin reached 6.0% in 2Q09

Net Interest Income / Margin	Quarter			Change %
(Ch$ million)	2Q09	1Q09	2Q08	2Q09 / 2Q08	2Q / 1Q 09
Client net interest income [1]	235,418	247,889	237,464	(0.9)%	(5.0)%
Non-client net interest income [2]	(8,807)	(60,616)	(17,215)	(48.8)%	(85.5)%
Net interest income	226,611	187,273	220,249	2.9%	21.0%
Average interest-earning assets	15,147,554	15,742,285	14,241,705	6.4%	(3.8)%
Average loans	13,733,919	14,312,882	12,807,117	7.2%	(4.0)%
Net interest margin (NIM) [3]	6.0%	4.8%	6.2%
Avg. equity + non-interest bearing demand deposits / Avg. interest earning assets	30.3%	28.4%	30.2%
Quarterly inflation rate [4]	-0.13%	-2.30%	2.17%
Avg. overnight interbank rate (nominal)	1.40%	5.49%	6.39%
Avg. 10 year Central Bank yield (real)	2.86%	2.60%	3.06%
1.	Client net interest income and margins, is net interest income (and margins) generated by our commercial areas.
2.	Non-client net interest income is net interest income generated by centralized activities, non-segmented portions of the balance sheet and Financial Management.
3.	Annualized.
4.	Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 2Q09, net interest income was up 2.9% YoY. The Bank’s net interest margin reached 6.0% in the quarter compared to 4.8% in 1Q09 and 6.2% in 2Q08. In order to understand the underlying trends of our net interest income, we break these revenues between Client net interest income, which is net interest income (and margins) generated by our commercial areas, and Non-client interest income.

Investor Relations Department	9
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

Client net interest income. Client net interest income decreased 5.0% QoQ. This was mainly due to the 4.0% QoQ fall in average loans as seen in Section 2. The strong reduction in interest rates also negatively affected the spread earned over free funds (non-interest bearing liabilities and equity). Compared to 2Q08, client net interest income was flat YoY despite the strong reduction in rates as the Bank partially offset this effect with higher loan spreads as shown in the graph. Compared to our main competitors, the Bank has the highest net interest margin.

Non-Client net interest income. Non-client net interest income, which is net interest income generated by centralized activities, non-segmented portions of the balance sheet and Financial Management, totaled a loss of Ch$8,807 million. This loss was 85.5% lower than the loss in 1Q09. The QoQ reduction of this loss was mainly due to the lower deflation rate in the period being analyzed. The Bank maintains long-term assets (mainly medium and long-term financial investments) that are denominated in Unidades de Fomento (UFs), an inflation indexed unit, which are partially funded with nominal or non-interest bearing peso short-term deposits. In 1Q09, deflation had a negative impact on net interest income and margins due to this gap between assets and liabilities indexed to inflation. This situation partially reversed as UF deflation was -0.13% in the last quarter compared to -2.30% in 1Q09.

Negative non-client margins were reduced by 48.8% YoY in 2Q09. Despite the large difference in inflation rates in those two periods (2.17% in 2Q08 and -0.13% in 2Q09), the Bank’s asset and liability management neutralized this impact. The steeper yield curve had a positive effect on non-client net interest income as the spread earned over the Bank’s held-to-maturity portfolio increased, offsetting the impact of lower inflation. This portfolio is mainly comprised of Chilean Central Bank bonds acquired in 2008 when rates were higher. This is also in line with our focus of increasing profitability and lowering credit risk.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	10

PROVISION FOR LOAN LOSSES

Net provision expense rises 5.6% QoQ

Provision for loan losses	Quarter			Change %
(Ch$ million)	2Q09	1Q09	2Q08	2Q09 / 2Q08	2Q / 1Q 09
Gross provisions	(19,402)	(6,098)	(12,908)	50.3%	218.2%
Charge-offs	(87,393)	(93,733)	(66,251)	31.9%	(6.8)%
Gross provisions and charge-offs	(106,795)	(99,831)	(79,159)	34.9%	7.0%
Loan loss recoveries	10,758	8,897	8,700	23.7%	20.9%
Net provisions for loan losses	(96,037)	(90,934)	(70,459)	36.3%	5.6%
Total loans	13,401,485	13,985,677	13,199,963	1.5%	(4.2)%
Total reserves (RLL)	(314,191)	(281,265)	(245,823)	27.8%	11.7%
Past due loans[1] (PDL)	181,790	169,220	147,874	22.9%	7.4%
Non-performing loans (NPLs)[2]	415,311	392,802	—	—%	5.7%
Gross provision expense / Loans	3.19%	2.86%	2.40%
Cost of credit[3]	2.87%	2.60%	2.14%
PDL / Total loans	1.36%	1.21%	1.12%
Expected loss (RLL / Total loans)	2.34%	2.01%	1.86%
NPL ratio (NPLs/Total loans)	3.10%	2.81%	—
Coverage of Expected loss	100.0%	100.0%	100.0%
Coverage of PDLs[4]	172.8%	166.2%	166.2%
Coverage NPLs[5]	75.7%	71.6%	—
1	PDLs: Past due loans: installments or credit lines more than 90 days overdue.
2	NPLs: Full balance of loans with one installment 90 days or more overdue.
3	Cost of credit: Net provision expense / loans annualized.
4	Coverage of PDLs: RLL / PDLs
5	Coverage NPLs: RLL / NPLs

In 2Q09, the Bank’s net provision expense increased 5.6% QoQ and 36.3% YoY. The evolution of net provision expense is directly related to negative effects of the economic downturn on asset quality and on the Expected Loan Loss ratio or Risk Index. This ratio, defined as loan loss allowances over total loans, measures how much the Bank expects to loose on its loan book, according to its internal models and the Superintendency of Banks guidelines. The Bank is required to have 100% coverage of its Expected Loan Loss ratio. This indicator increased from 2.01% as of March 2009 to 2.34% as of June 2009. Concerning other risk metrics, the past due loan ratio (Unpaid loans & installments >90 days / Total loans) as of June 2009 reached 1.36% compared to 1.21% in March 2009 and 1.12% in June 2008. As of June 2009, the NPL ratio (unpaid loans included performing portion of capital > 90 days / total loans) reached 3.10% compared to 2.81% in March 2009.

This higher gross provision expense in the quarter resulted in an increase in coverage ratios. The coverage of past due loans reached 172.8% as of June 2009 and improved from 166.2% as of March 2009 and June 2008. As of June 2009, the coverage of NPLs reached 75.7% compared to 71.6% as of March 2009.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	11

Despite the weakening of asset quality in 2Q09, there have been signs that the velocity of deterioration has subsided. In 2Q09, the Bank continued to focus loan growth in lower risk segments in order to contain asset quality. At the same time, commercial executives continued to dedicate an important percentage of their time to asset quality issues and recoveries. Commercial officers are now responsible for the performing portion of their loan book and the first 89 days of their non-performing portfolios. Previously, commercial teams were only directly involved in the collection process in the initial 30 days of non-performance and from then on NPLs were managed by the collections department. As a result of these measures, the growth rate of early non-performance (<90 days) has evolved positively, total charge-offs decreased 6.8% QoQ, loan loss recoveries increased 20.9% QoQ while NPLs have decreased 9.6% since their peak in April 2009.

By loan product, provision expense was as follows:

Provision for loan losses by loan product	Quarter			Change %
(Ch$ million)	2Q09	1Q09	2Q08	2Q09 / 2Q08	2Q / 1Q 09
Net provisions commercial loans[1]	(13,612)	(12,940)	(10,057)	35.3%	5.2%
Net provisions res. mortgage loans	(3,096)	(5,403)	(701)	341.7%	(42.7)%
Net provisions consumer loans	(79,329)	(72,591)	(59,701)	32.9%	9.3%
Net provisions for loan losses	(96,037)	(90,934)	(70,459)	36.3%	5.6%
1 Includes net provision expenses for interbank loans and off-balance sheet contingent operations.

NET FEE INCOME

Successful strategies in various products promotes fee growth

Fee Income	Quarter			Change %
(Ch$ million)	2Q09	1Q09	2Q08	2Q09 / 2Q08	2Q / 1Q 09
Collection fees	16,552	15,365	17,577	(5.8)%	7.7%
Checking accounts & lines of credit	13,116	15,995	13,519	(3.0)%	(18.0)%
Credit, debit & ATM card fees	11,950	12,014	10,525	13.5%	(0.5)%
Asset management	7,495	6,144	7,592	(1.3)%	22.0%
Guarantees, pledges and contingent operations	5,923	6,216	3,960	49.6%	(4.7)%
Insurance brokerage	4,719	3,328	4,286	10.1%	41.8%
Fees from brokerage and custody of securities	1,766	1,263	2,161	(18.3)%	39.8%
Other Fees	1,624	1,306	1,705	(4.8)%	24.3%
Total fees	63,145	61,631	61,325	3.0%	2.5%

Net fee income increased 2.5% QoQ and 3.0% YoY in 2Q09. The Bank implemented various strategies to promote fee growth in the quarter despite lower economic growth and regulatory changes.

Fees from checking accounts and lines of credit decreased 18.0 QoQ and 3.0% YoY. As stated in previous earnings reports, fee income from lines of credit is expected to decline throughout 2009

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	12

due to regulatory changes that prohibits fees charged for unauthorized overdrafts. This measure began in April 2009. This is being offset by the Bank’s strategy to increased product usage and cross-selling as reflected in other fee generating products, such as the card business, asset management and insurance brokerage.

Collection fees in 2Q09 increased 7.7% QoQ and decreased 5.8% YoY. The QoQ rise was mainly due to higher fees from the collection of loan insurance policies on behalf of third parties which rebounded in the second quarter. The ability to pay bills easily online has also driven collection fees. The YoY decline is mainly due to lower fees recognized by our collection company as an important portion of our charged-off loans were sold in 2007 and 2008.

Fees from credit, debit and ATM cards were flat QoQ and increased 13.5% YoY. The YoY rise in fees from this business reflects, among other initiatives, the launch of three new credit card products in 2009. These are: (i) the World Member Card, which is co-branded with Lan Airlines for the mid-upper income segment, (ii) Santander Banefe Lan Pass, which is the first credit card for the mid-lower income segment that is co-branded with an airline and permits the accumulation of mileage with purchases and, (iii) a credit card co-branded with Movistar, that permits the accumulation of cell phone minutes with purchases, lets clients renew their cell phone once a year and other benefits. This card has been very popular among younger individuals and university students. As of June 2009, the Bank, with 33.2% of all bank credit cards, generated 35.9% of monetary purchases. Purchases were up 9.7% in real terms YoY compared to 4.1% for the rest of the market, excluding Santander.

Fees from asset management increased 22.0% QoQ and decreased 1.3% YoY. Total assets under management reached Ch$3,344,395 million (US$6.3 billion) and increased 8.4% QoQ and 10.3% YoY. Compared to June 2008, the lower fees from this business is mainly due to the lower value of stock funds. The QoQ rise, on the other hand, reflects the improvement since year-end 2008 of both money market and stock funds. The Bank’s commercial teams have also proactively funneled customer deposits to mutual funds, which is a more profitable product for the Bank.

Fees from guarantees, pledges and other contingent operations decreased 4.7% QoQ and increased 49.6% YoY. The QoQ decline was mainly due to the appreciation of the peso that affects fees from stand-by letters of credit. The 49.6% YoY increase was mainly driven fees from stand-by letters of credit.

Insurance brokerage fees increased 41.8% QoQ and 10.1% YoY. Despite lower retail activity, the Bank’s has been able to successfully drive insurance brokerage fees by offering simple and cheap insurance products through our website. This also reflects our efforts to increase product usage and cross-selling in order to continue driving fee growth despite lower economic growth.

Fees from securities brokerage and custody increased 39.8% QoQ and decreased 18.3% YoY. The YoY decline reflects the lower volumes in the stock brokerage, but at the same time the QoQ increase reflects the on-going recovery. The Bank also improved its systems for directly selling stock at the branch level in 2Q09 and this has also had a positive impact on brokerage fees compared to 1Q09.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	13

Other fees, which totaled Ch$1,624 million, increased 24.3% QoQ and reflect, among other things, higher revenue from financial advisory and investment banking and higher gains from foreign exchange fees.

OPERATING EXPENSES AND EFFICIENCY

Cost down 5.7% YoY and the Efficiency ratio reached a record low of 31.5% in the quarter

Operating Expenses	Quarter			Change %
(Ch$ million)	2Q09	1Q09	2Q08	2Q09 / 2Q08	2Q / 1Q 09
Personnel expenses	(57,701)	(54,394)	(61,937)	(6.8)%	6.1%
Administrative expenses	(34,258)	(33,448)	(34,873)	(1.8)%	2.4%
Depreciation and amortization	(12,140)	(10,446)	(13,612)	(10.8)%	16.2%
Operating expenses	(104,099)	(98,288)	(110,422)	(5.7)%	5.9%
Efficiency ratio*	31.5%	34.5%	37.0%
*	Operating expenses / Operating income. Operating income = Net interest income + Net fee income+ Financial transactions net + other operating income and expenses.

The growth rate of operating expenses was curbed in the quarter. In 2Q09, the efficiency ratio reached a record low of 31.5% compared to 34.5% in 1Q09 and 37.0% in 2Q08. Operating expenses increased 5.9% QoQ. This was mainly due to seasonal factors seen in 1Q 09. YoY operating expenses decreased 5.7%. The 6.8% decrease in personnel expenses was mainly due to the deceleration of inflation, lower variable incentives and a 6% reduction in average headcount.

The 1.8% fall in administrative expenses was due to general cost saving measures, our strategy of increasing the profitability of the existing branch network and the increase in usage of alternative channels, especially internet. Since approximately 1/3 of the Bank’s branches have been opened in the past three years, there is still ample room to sustain growth and improve efficiency by maximizing profitability of the existing network. As of June 2009, the Bank’s distribution network totaled 502 offices and 1,929 ATMs. The usage of the Bank’s remote channels has also been increasing in line with the investment made in 2008 in this area. The Bank has a 28% market share in terms of clients using online banking services. The online banking services, a part from being more convenient for clients, is much more cost effective as shown in the table below and this is contributing to the Bank’s efficiency levels.

Cost per client for granting a consumer loans	Off-line customer		Online customer
Origination	US$	72.00	US$	0.40
Processing	US$	2.00	US$	2.00
Servicing	US$	17.00	US$	2.30

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	14

NET RESULTS FROM FINANCIAL TRANSACTIONS

Positive results from client and non-client related treasury activities mitigates negative effects of deflation

Net Result from Financial Transactions	Quarter			Change %
(Ch$ million)	2Q09	1Q09	2Q08	2Q09 / 2Q08	2Q / 1Q 09
Net gains from mark-to-market and trading	(18,863)	19,429	163,277	(111.6)%	(197.1)%
Exchange differences, net	48,519	49,386	(141,172)	(134.4)%	(1.8)%
Net results from financial transactions	29,656	68,815	22,105	34.2%	(56.9)%
Avg. 10 year Central Bank yield (real)	2.86%	2.60%	3.06%
Avg. 10 year Central Bank yield (nominal)	5.63%	5.09%	6.98%

The net gains from financial transaction, which includes the sum of the net gains from mark-to-market and trading and net exchange differences, net totaled a gain of Ch$29,656 million in 2Q09. These results mainly include the mark-to-market of the available for sale investment portfolio, realized and unrealized gains of financial investments held for trading, the interest revenue generated by the held for trading portfolio, gains or losses from the sale of charged-off loans and the mark-to-market of derivatives. The results recorded as exchange differences, net mainly includes the translation gains or losses of assets and a liability denominated in foreign currency. In order to better understand these line items, we present the net results from financial transactions by business area in the table below.

Net Result from Financial Transactions	Quarter			Change %
(Ch$ million)	2Q09	1Q09	2Q08	2Q09 / 2Q08	2Q / 1Q 09
Santander Global Connect & Market making*	18,374	39,240	26,687	(31.1)%	(53.2)%
ALCO & Proprietary trading	11,282	29,575	(4,582)	—%	(61.9)%
Net results from financial transactions	29,656	68,815	22,105	34.2%	(56.9)%
*  Includes the sale of charged-off loans.

The 56.9% QoQ decrease in this line item was mainly due to lower gains from the sale of financial investments held to maturity as the dramatic drop in interest rates and inflation strongly impacted these results in 1Q09. The 34.2% YoY increase in the net results from financial transactions was mainly due to higher realized gains from the available for sale fixed income portfolio and better results from our proprietary trading which in 2Q08 had losses.

The results from Santander Global Connect and market-making decreased 53.2% QoQ and 31.1% YoY mainly as a result of lower gains from market making as the increase in long-term rates hurt this business.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	15

OTHER INCOME AND EXPENSES

Other Income and Expenses	Quarter			Change %
(Ch$ million)	2Q09	1Q09	2Q08	2Q09 / 2Q08	2Q / 1Q 09
Other operating income	2,928	2,498	5,696	(48.6)%	17.2%
Other operating expenses	7,821	(35,531)	(11,143)	—%	—%
Income attributable to investments in other companies	440	326	1,595	(72.4)%	35.0%
Income tax	(21,816)	(16,259)	(13,607)	60.3%	34.2%

Other operating income, which mainly includes the results from the sale and maintenance of repossessed assets and other results, totaled a gain of Ch$2,928 million in 2Q09, increasing 17.2% QoQ and decreasing 48.6% YoY.

In Other operating expenses, the Bank recognized an expense reversal of Ch$7,821 million in 2Q09. In 1Q09, the Bank recognized additional provisions for non-specific credit and non-credit contingencies given the difficult economic environment and the potential for further deterioration of the economic downturn. In the quarter, as the Bank assigned specific credit provisions to loans it began to reverse, in part, the non-specific provisions recognized as other expenses in 1Q09.

In 2009, and as a consequence of the Adoption of IFRS standards, the Bank no longer recognizes the results from price level restatement. This were usually negative in a positive inflation environment. Therefore, the absolute level of income tax paid should be higher in 2009 than in previous periods. In 2Q08, the Bank recognized in its historical income statement a Ch$22,546 million loss from price level restatement, which was tax deductible. As the results from price level restatement, under the new accounting standards, are no longer recognized, the absolute amount of tax increases compared to 2Q08. The statutory tax rate in Chile has not changed and is 17% over net income before taxes.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	16

SECTION 4: CREDIT RISK RATINGS

International ratings: Fitch affirms the Bank’s A+ rating

The Bank has credit ratings from three leading international agencies. We have the highest risk rating in Latin America. In 2Q09, Fitch affirmed the Bank’s A+ ratings and removed the Bank from outlook negative. Moody’s in the quarter placed our parent company’s ratings on outlook negative and as a result placed our senior and subordinated debt on outlook negative and kept its foreign currency deposit ratings with outlook positive.

Moody’s	Rating
Long-term bank deposits	A1
Senior bonds	Aa2
Subordinated debt	Aa3
Bank Deposits in Local Currency	Aa2
Bank financial strength	B-
Short-term deposits	P-1

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	A+
Long-term Local Issuer Credit	A+
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1

Fitch	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Individual rating	B

Local ratings:

Our local ratings, the highest in Chile, are the following:

Local ratings	Fitch Ratings	Feller Rate

Shares	Level 2	1CN1

Short-term deposits	N1+	Level 1+

Long-term deposits	AAA	AAA

Mortgage finance bonds	AAA	AAA

Senior bonds	AAA	AAA

Subordinated bonds	AA+	AA+

Outlook	Stable	Stable

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	17

SECTION 5: SHARE PERFORMANCE
As of June 2009

Ownership Structure:	Daily traded volumes 1H 2009

ADR Price Evolution Santander ADR vs. Global 1200 Financial Index (Base 100 = 06/30/2008)	Local Share Price Evolution Santander vs IPSA Index (Base 100 = 06/30/2008)

ADR price (US$) 1H09		Local share price (Ch$) 1H09
06/30/09:	46.69	06/30/09:	23.89
Maximum (1H09):	46.69	Maximum (1H09):	23.90
Minimum (1H09):	31.22	Minimum (1H09):	18.23

		Dividends:
Market Capitalization: US$8,470 million		Year paid	Ch$/share	% of previous year
				earnings
P/E 12 month trailing*:	12.6	2006:	0.83	65%
P/BV (06/30/09)**:	3.2	2007:	0.99	65%
Dividend yield***:	6.3%	2008:	1.06	65%
		2009:	1.13	65%

*	Price as of July 30 / 12mth Earnings (2008 non-restated)
**	Price as of July 30 / Book value as of 06/30/09
***	Based on closing price on record date of last dividend payment.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	18

SECTION 6: INSTITUTIONAL BACKGROUND

Institutional Background

As per the latest public records published by the Superintendency of Banks of Chile for June 2009, Banco Santander Chile was the largest bank in terms of loans and deposits. The Bank has the highest credit ratings among all Latin American companies, with an A+ rating from Standard and Poor’s, A+ by Fitch and A1 by Moody’s, which are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Santander, which controls 76.91% of Banco Santander Chile.

Banco Santander, S.A., (SAN.MC, STD.N), headquartered in Madrid, engages primarily in commercial banking with complementary activities in global wholesale banking, cards, asset management and insurance. Santander had over EUR 1.168 trillion in funds under management at the close of 2008, from more than 80 million customers served through 13,390 offices – more branches than any other international bank. Founded in 1857, Santander is the largest financial group in Spain and Latin America and has a significant presence in Western Europe and in the United Kingdom. In 2008, Santander registered €8,876 million in attributable net profit, an increase of 9% from 2007, excluding capital gains.

In Latin America, Santander manages over US$200 billion in business volumes (loans, deposits, mutual funds, pension funds and managed funds) through 6,089 branches. In 2008, Santander reported EUR 2,945 million in net attributable income in Latin America, up 10% from the previous year.

For more information, see www.santander.com.

Investor Relations Department	19
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

ANNEX 1: BALANCE SHEET

Unaudited Balance Sheets	Mar-08	Jun-08	Sep-08	Dec-08	Mar-09	Jun-09	June 09 / 08	June 09 / Mar. 09
Ch$million							% Chg.
Assets
Cash and balances from Central Bank	647,710	1,280,559	854,459	855,411	1,092,151	942,065	-26.4%	-13.7%
Funds to be cleared	626,731	487,591	513,843	335,405	374,617	426,647	-12.5%	13.9%
Financial assets held for trading	715,729	893,937	891,069	1,166,426	940,357	1,003,448	12.3%	6.7%
Investment collateral under agreements to repurchase	4,655	11,697	8,805	-	7,008	13,212	13.0%	88.5%
Derivatives	1,427,176	1,233,562	1,296,402	1,846,509	1,598,218	1,502,295	21.8%	-6.0%
Interbank loans	116,991	150,406	76,015	95,499	47,809	57,800	-61.6%	20.9%
Loans, net of loan loss allowances	12,184,550	12,954,140	13,515,005	14,311,349	13,704,412	13,087,295	1.0%	-4.5%
Available-for-sale financial assets	1,457,900	1,080,216	1,316,741	1,580,240	1,276,382	1,444,802	33.8%	13.2%
Held-to-maturity investments	-	-	-	-	-	-	—%	—%
Investments in other companies	6,859	7,786	6,762	7,277	7,452	7,145	-8.2%	-4.1%
Intangible assets	57,727	58,526	65,090	68,232	68,248	69,356	18.5%	1.6%
Fixed assets	202,941	201,234	198,133	200,389	196,553	190,997	-5.1%	-2.8%
Current tax assets	4,859	18,235	12,654	18,715	8,310	4,826	-73.5%	-41.9%
Deferred tax assets	77,063	83,280	124,800	88,825	85,691	94,369	13.3%	10.1%
Other assets	648,287	586,289	663,188	508,653	579,639	561,407	-4.2%	-3.1%
Total Assets	18,179,178	19,047,458	19,542,966	21,082,930	19,986,847	19,405,664	1.9%	-2.9%

Liabilities and Equity
Total non-interest bearing deposits	2,772,568	3,194,423	3,130,913	2,948,162	3,092,010	3,083,814	-3.5%	-0.3%
Funds to be cleared	381,921	297,611	308,345	142,552	246,100	195,249	-34.4%	-20.7%
Investments sold under agreements to repurchase	91,545	294,438	739,967	562,223	369,905	512,279	74.0%	38.5%
Time deposits and savings accounts	8,407,623	8,390,418	8,408,557	9,756,266	8,677,857	8,342,396	-0.6%	-3.9%
Derivatives	1,540,408	1,081,784	1,122,579	1,469,724	1,426,565	1,462,558	35.2%	2.5%
Deposits from credit institutions	1,013,578	1,505,196	1,495,608	1,425,067	1,423,195	1,140,901	-24.2%	-19.8%
Marketable debt securities	2,196,889	2,405,006	2,372,389	2,651,372	2,632,433	2,622,275	9.0%	-0.4%
Other obligations	113,873	165,833	130,521	131,318	120,780	149,046	-10.1%	23.4%
Current tax liabilities	3,552	1,017	850	791	506	34,786	3320.5%	6774.7%
Deferred tax liability	14,651	23,949	57,388	19,437	9,381	9,567	-60.1%	2.0%
Provisions	154,570	92,938	137,460	166,719	204,211	122,990	32.3%	-39.8%
Other liabilities	138,199	295,128	220,667	293,732	212,461	201,864	-31.6%	-5.0%
Total Liabilities	16,829,377	17,747,741	18,125,244	19,567,363	18,415,404	17,877,725	0.7%	-2.9%

Equity
Capital	818,535	818,535	818,535	891,303	891,303	891,303	8.9%	0.0%
Reserves	(20,618)	(20,571)	(21,234)	(123,727)	(16,960)	(16,960)	-17.6%	0.0%
Unrealized gain (loss) Available-for-sale financial assets	(21,155)	(45,900)	(31,204)	(7,552)	(7,856)	(14,199)	-69.1%	80.7%
Retained Earnings:	552,360	523,964	627,264	729,664	676,553	636,875	21.5%	-5.9%
Retained earnings previous periods	581,651	381,030	381,030	413,053	721,340	508,045	33.3%	-29.6%
Net income	85,997	189,159	321,408	415,055	76,652	184,043	-2.7%	140.1%
Provision for mandatory dividend	(115,288)	(46,225)	(75,174)	(98,444)	(121,439)	(55,213)	19.4%	-54.5%
Total Shareholders' Equity	1,329,122	1,276,028	1,393,361	1,489,688	1,543,040	1,497,019	17.3%	-3.0%
Minority Interest	20,679	23,689	24,361	25,879	28,403	30,920	30.5%	8.9%
Total Equity	1,349,801	1,299,717	1,417,722	1,515,567	1,571,443	1,527,939	17.6%	-2.8%
Total Liabilities and Equity	18,179,178	19,047,458	19,542,966	21,082,930	19,986,847	19,405,664	1.9%	-2.9%

2008 figures have been restated in accordance with the new accounting standards adopted by Chilean banks in 2009. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

Investor Relations Department	20
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

ANNEX 2 : YTD INCOME STATEMENTS

YTD Income Statement Unaudited	Jun-09	Jun-09	Jun-08	June 09 / 08
	US$ths.	Ch$ million nominal		% Chg.
Interest revenue	1,097,227	585,535	896,399	(34.7)%
Interest expense	(321,655)	(171,651)	(488,143)	(64.8)%
Net interest revenue	775,572	413,884	408,256	1.4%
Fee income	292,027	155,840	144,773	7.6%
Fee expense	(58,210)	(31,064)	(24,854)	25.0%
Net fee income	233,816	124,776	119,919	4.1%
Net gains from mark-to-market and trading	1,061	566	74,656	(99.2)%
Exchange differences, net	183,463	97,905	(39,191)	(349.8)%
Financial transactions, net	184,524	98,471	35,465	177.7%
Other operating income	10,168	5,426	15,711	(65.5)%
Total operating income	1,204,079	642,557	579,351	10.9%
Provision expense	(350,363)	(186,971)	(131,913)	41.7%
Total operating income net of provisions	853,717	455,586	447,437	1.8%
Personnel expenses	(210,053)	(112,095)	(115,745)	(3.2)%
Administrative expenses	(126,873)	(67,706)	(65,567)	3.3%
Depreciation and amortization	(42,324)	(22,586)	(24,726)	(8.7)%
Operating expenses	(379,250)	(202,387)	(206,038)	(1.8)%
Other operating expenses	(51,925)	(27,710)	(19,772)	40.1%
Total operating expenses	(431,176)	(230,097)	(225,810)	1.9%
Net operating income	422,541	225,489	221,628	1.7%
Income attributable to investments in other companies	1,435	766	1,333	—%
Net income before taxes	423,976	226,255	222,961	1.5%
Income tax	(71,348)	(38,075)	(29,035)	31.1%
Net income from ordinary activities	352,628	188,180	193,926	(3.0)%
Net income discontinued operations	0	0	0
Net income attributable to:
Minority interest	7,752	4,137	4,767	(13.2)%
Net income attributable to shareholders	344,876	184,043	189,159	(2.7)%

2008 figures have been restated in accordance with the new accounting standards adopted by Chilean banks in 2009. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

Investor Relations Department	21
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

ANNEX 3 : QUARTERLY INCOME STATEMENTS

Unaudited Income Statement	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09	June 09 / 08	June 09 / Mar. 09
							% Chg.
Interest revenue	397,894	498,504	624,168	540,779	246,791	338,744	-32.0%	37.3%
Interest expense	(209,888)	(278,255)	(372,562)	(308,576)	(59,518)	(112,133)	-59.7%	88.4%
Net interest revenue	188,006	220,249	251,606	232,203	187,273	226,611	2.9%	21.0%
Fee income	70,668	74,106	74,497	76,698	77,163	78,677	6.2%	2.0%
Fee expense	(12,073)	(12,781)	(13,390)	(14,596)	(15,532)	(15,532)	21.5%	0.0%
Net fee income	58,595	61,325	61,107	62,102	61,631	63,145	3.0%	2.5%
Net gains from mark-to-market and trading	(88,622)	163,277	96,600	102,222	19,429	(18,863)	—%	—%
Exchange differences, net	101,981	(141,172)	(62,580)	(85,271)	49,386	48,519	—%	-1.8%
Total resutls from financial transactions, net	13,359	22,105	34,020	16,951	68,815	29,656	34.2%	-56.9%
Other operating income, net	10,015	5,696	64	2,014	2,498	2,928	-48.6%	17.2%
Total operating income	269,975	309,375	346,797	313,270	320,217	322,340	4.2%	0.7%
Provision expense	(61,454)	(70,459)	(72,492)	(83,579)	(90,934)	(96,037)	36.3%	5.6%
Total operating income net of provisions	208,521	238,916	274,305	229,691	229,283	226,303	-5.3%	-1.3%
Personnel expenses	(53,808)	(61,937)	(63,483)	(67,547)	(54,394)	(57,701)	-6.8%	6.1%
Administrative expenses	(30,694)	(34,873)	(35,511)	(32,605)	(33,448)	(34,258)	-1.8%	2.4%
Depreciation and amortization	(11,113)	(13,612)	(11,708)	(11,193)	(10,446)	(12,140)	-10.8%	16.2%
Operating expenses	(95,615)	(110,422)	(110,702)	(111,345)	(98,288)	(104,099)	-5.7%	5.9%
Other operating expenses	(8,631)	(11,143)	(12,579)	(9,325)	(35,531)	7,821	—%	—%
Total operating expenses	(104,246)	(121,565)	(123,281)	(120,670)	(133,819)	(96,278)	-20.8%	-28.1%
Net operating income	104,275	117,351	151,024	109,021	95,464	130,025	10.8%	36.2%
Income attributable to investments in other companies	(262)	1,595	(276)	8	326	440	-72.4%	35.0%
Net income before taxes	104,013	118,946	150,748	109,029	95,790	130,465	9.7%	36.2%
Income tax	(15,427)	(13,607)	(17,545)	(13,506)	(16,259)	(21,816)	60.3%	34.2%
Net income from ordinary activities	88,586	105,339	133,203	95,523	79,531	108,649	3.1%	36.6%
Net income discontinued operations	0	0	0	0	0	0
Net income attributable to:
Minority interest	2,589	2,177	954	1,877	2,879	1,258	-42.2%	-56.3%
Net income attributable to shareholders	85,997	103,162	132,249	93,646	76,652	107,391	4.1%	40.1%

2008 figures have been restated in accordance with the new accounting standards adopted by Chilean banks in 2009. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

Investor Relations Department	22
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

ANNEX 4: QUARTERLY EVOLUTION OF MAIN RATIOS AND OTHER INFORMATION

	Mar-08	Jun-08	Sep-08	Dec-08	Mar-09	Jun-09
(Ch$ millions)
Loans
Consumer loans	2,158,563	2,205,135	2,241,163	2,248,996	2,187,832	2,121,046
Residential mortgage loans	3,454,267	3,636,849	3,852,648	3,980,525	3,927,343	3,970,462
Commercial loans	6,808,174	7,357,979	7,679,640	8,356,033	7,870,502	7,309,977
Total loans	12,421,004	13,199,963	13,773,451	14,585,554	13,985,677	13,401,485
Allowance for loan losses	(236,454)	(245,823)	(258,446)	(274,205)	(281,265)	(314,191)
Total loans, net of allowances	12,184,550	12,954,140	13,515,005	14,311,349	13,704,412	13,087,294

Loans by segment
Individuals	5,612,830	5,841,984	6,093,811	6,229,521	6,115,175	6,091,508
SMEs	2,201,005	2,314,975	2,418,645	2,471,356	2,385,720	2,370,029
Institutional lending	218,018	230,934	216,016	234,824	254,565	262,915
Total retail lending	8,031,853	8,387,893	8,728,472	8,935,701	8,755,460	8,724,452
Middle-Market & Real estate	2,516,708	2,703,058	2,831,381	2,895,035	2,727,232	2,472,244
Corporate	1,500,669	1,573,148	1,648,671	2,083,141	1,776,296	1,566,971

Customer funds
Demand deposits	2,772,568	3,194,423	3,130,913	2,948,162	3,092,010	3,083,814
Time deposits	8,407,623	8,390,418	8,408,557	9,756,266	8,677,857	8,342,396
Total deposits	11,180,191	11,584,841	11,539,470	12,704,428	11,769,867	11,426,210
Mutual funds (Off balance sheet)	2,669,438	3,033,103	2,533,228	2,199,222	3,085,227	3,344,395
Total customer funds	13,849,629	14,617,944	14,072,698	14,903,650	14,855,094	14,770,605
Loans / Deposits[1]	91.4%	93.2%	98.8%	93.9%	96.5%	94.3%

Average balances
Avg. interest earning assets	13,539,003	14,241,705	14,681,695	15,959,439	15,742,285	15,147,554
Avg. loans	12,277,279	12,807,117	13,444,859	14,295,443	14,312,882	13,733,919
Avg. assets	17,561,157	18,473,351	19,017,636	20,846,092	20,491,543	19,719,613
Avg. demand deposits	2,807,126	3,019,391	3,007,537	2,996,543	2,952,461	3,087,754
Avg equity	1,345,916	1,279,462	1,322,955	1,446,467	1,517,709	1,495,755
Avg. free funds	4,153,042	4,298,853	4,330,493	4,443,010	4,470,170	4,583,509

Capitalization
Risk weighted assets	13,593,098	14,066,367	15,170,215	15,710,202	13,979,591	13,544,319
Tier I	1,398,183	1,350,580	1,477,245	1,578,043	1,543,039	1,497,019
Tier II	415,905	461,436	514,005	588,657	560,232	545,906
Regulatory capital	1,814,088	1,812,015	1,991,251	2,166,700	2,103,271	2,042,925
BIS ratio	13.3%	12.9%	13.1%	13.8%	15.0%	15.1%

Profitability & Efficiency
Net interest margin	5.6%	6.2%	6.9%	5.8%	4.8%	6.0%
Efficiency ratio	36.6%	37.0%	33.1%	36.6%	34.5%	31.5%
Avg. Free funds / interest earning assets	30.7%	30.2%	29.5%	27.8%	28.4%	30.3%
Return on avg. equity	25.6%	32.3%	40.0%	25.9%	20.2%	28.7%
Return on avg. assets	2.0%	2.2%	2.8%	1.8%	1.5%	2.2%

2008 figures have been restated in accordance with the new accounting standards adopted by Chilean banks in 2009. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

Investor Relations Department	23
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

	Mar-08	Jun-08	Sep-08	Dec-08	Mar-09	Jun-09
Asset quality
Non-performing loans (NPLs)[2]	—	—	—	—	392,802	415,311
Past due loans[3]	135,354	147,874	154,651	160,824	169,220	181,790
Expected loss[4]	236,454	245,823	258,446	274,205	281,265	314,191
NPLs / total loans	—	—	—	—	2.81%	3.10%
PDL / total loans	1.09%	1.12%	1.12%	1.10%	1.21%	1.36%
Coverage of NPLs (Loan loss allowance / NPLs)	—	—	—	—	71.60%	75.65%
Loan loss allowance / PDLs	174.7%	166.2%	167.1%	170.5%	166.2%	172.8%
Expected loss (Loan loss allowances / Loans)	1.90%	1.86%	1.88%	1.88%	2.01%	2.34%
Cost of credit (prov. expense / loans)	1.98%	2.14%	2.11%	2.29%	2.60%	2.87%

Network
Branches	496	498	502	507	501	502
ATMs	1,989	2,016	1,987	1,958	1,929	1,929

Market information (period-end)
Net income per share (Ch$)	0.46	0.55	0.70	0.50	0.41	0.57
Net income per ADR (US$)	1.08	1.09	1.32	0.82	0.73	1.12
Stock price	21.9	21.4	21.9	20.5	19.1	23.9
ADR price	52.3	43.0	42.8	35.0	34.4	46.7
Market capitalization (US$mn)	9,479	7,801	7,761	6,353	6,230	8,468
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 1,039 shares)	181.4	181.4	181.4	181.4	181.4	181.4

Other Data
Quarterly inflation rate[5]	1.02%	2.17%	3.63%	2.21%	(2.30)%	-0.13%
Avg. overnight interbank rate (nominal)	6.22%	6.39%	7.58%	8.24%	5.49%	1.40%
Avg. 10 year Central Bank yield (real)	2.84%	3.06%	3.39%	3.22%	2.60%	2.86%
Avg. 10 year Central Bank yield (nominal)	6.46%	6.98%	7.74%	6.50%	5.09%	5.63%
Observed Exchange rate (Ch$/US$) (period-end)	439.1	520.1	552.5	629.1	582.1	529.07

1 Ratio = Loans - marketable securities / Time deposits + demand deposits
2 Capital + future interest of all loans with one installment 90 days or more overdue.
3 All instalments overdue more than 90 days
4 Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of expected loss
5 Calculated using the variation of the Unidad de Fomento (UF) in the period

2008 figures have been restated in accordance with the new accounting standards adopted by Chilean banks in 2009. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

Investor Relations Department	24
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santander.cl

BANCO SANTANDER CHILE Y FILIALES
Estados Financieros Intermedios Consolidados
Por los periodos terminados el 30 de Junio de 2009 y 2008

BANCO SANTANDER CHILE Y FILIALES
ESTADOS DE SITUACIÓN FINANCIERA CONSOLIDADOS
Referidos al

	30 de Junio	30 de Junio	31 de Diciembre	01 de Enero
	2009	2008	2008	2008
	(Millones)	(Millones)	(Millones)	(Millones)
	$	$	$	$
ACTIVOS

Efectivo y depósitos en bancos	942.065	1.280.559	855.411	1.108.637
Operaciones con liquidación en curso	426.647	487.591	335.405	316.240
Instrumentos para negociación	1.003.448	893.938	1.166.426	1.093.445
Contratos de retrocompra y préstamos de valores	13.212	11.697	-	33.999
Contratos de derivados financieros	1.502.295	1.233.562	1.846.509	780.775
Adeudado por bancos	57.800	150.406	95.499	45.961
Créditos y cuentas por cobrar a clientes	13.087.295	12.954.140	14.311.349	12.022.275
Instrumentos de inversión disponibles para la venta	1.444.802	1.080.216	1.580.240	779.635
Instrumentos de inversión hasta el vencimiento	-	-	-	-
Inversiones en sociedades	7.145	7.786	7.277	7.301
Intangibles	69.356	58.526	68.232	56.224
Activo fijo	190.997	201.234	200.389	202.489
Impuestos corrientes	4.826	18.235	18.715	2.499
Impuestos diferidos	94.369	83.280	88.825	80.989
Otros activos	561.407	586.288	508.655	460.282

TOTAL ACTIVOS	19.405.664	19.047.458	21.082.932	16.990.751
PASIVOS

Depósitos y otras obligaciones a la vista	3.083.814	3.194.423	2.948.162	2.867.934
Operaciones con liquidación en curso	195.249	297.611	142.552	135.219
Contratos de retrocompra y préstamos de valores	512.279	294.438	562.223	307.630
Depósitos y otras captaciones a plazo	8.342.396	8.390.418	9.756.266	7.887.897
Contratos de derivados financieros	1.462.558	1.081.784	1.469.724	778.217
Obligaciones con bancos	1.140.901	1.505.196	1.425.067	1.099.457
Instrumentos de deuda emitidos	2.622.275	2.405.006	2.651.372	2.154.996
Otras obligaciones financieras	149.046	165.833	131.318	175.667
Impuestos corrientes	34.786	1.017	791	16.067
Impuestos diferidos	9.567	23.949	19.437	11.084
Provisiones	122.990	92.938	166.719	50.102
Otros pasivos	201.864	295.128	293.733	118.550

TOTAL PASIVOS	17.877.725	17.747.741	19.567.364	15.602.820
PATRIMONIO

Atribuible a tenedores patrimoniales del banco:	1.497.019	1.276.028	1.489.689	1.369.797
Capital	891.303	818.535	891.303	818.535
Reservas	(16.960)	(20.571)	(123.726)	(20.914)
Cuentas de valoración	(14.199)	(45.900)	(7.552)	(9.475)
Utilidades retenidas:	636.875	523.964	729.664	581.651
Utilidades retenidas de ejercicios anteriores	508.045	381.030	413.053	581.651
Utilidad (pérdida) del ejercicio	184.043	189.159	415.055	-
Menos: Provisión para dividendos mínimos	(55.213)	(46.225)	(98.444)	-

Interés minoritario	30.920	23.689	25.879	18.134

TOTAL PATRIMONIO	1.527.939	1.299.717	1.515.568	1.387.931

TOTAL PASIVOS Y PATRIMONIO	19.405.664	19.047.458	21.082.932	16.990.751

BANCO SANTANDER CHILE Y FILIALES
ESTADOS CONSOLIDADOS DE RESULTADOS
Por los períodos terminados el

	30 de Junio	30 de Junio
	2009	2008
	(Millones)	(Millones)
	$	$
RESULTADOS OPERACIONALES
Ingresos por intereses y reajustes	585.535	896.399
Gastos por intereses y reajustes	(171.651)	(488.143)

Ingreso neto por intereses y reajustes	413.884	408.256

Ingresos por comisiones	155.840	144.773
Gastos por comisiones	(31.064)	(24.854)

Ingreso neto de comisiones	124.776	119.919

Utilidad neta operaciones financieras	566	74.656
Utilidad (pérdida) de cambio neta	97.905	(39.191)
Otros ingresos operacionales	5.426	15.711

Total Ingresos operacionales	642.557	579.351

Provisiones por riesgo de crédito	(186.971)	(131.913)

INGRESO OPERACIONAL NETO	455.586	447.438

Remuneraciones y gastos del personal	(112.095)	(115.745)
Gastos de administración	(67.706)	(65.567)
Depreciaciones y amortizaciones	(22.586)	(24.726)
Deterioro	-	-
Otros gastos operacionales	(27.710)	(19.772)

TOTAL GASTOS OPERACIONALES	(230.097)	(225.810)

RESULTADO OPERACIONAL	225.489	221.628

Resultado por inversiones en sociedades	766	1.333

Resultado antes de impuesto a la renta	226.255	222.961

Impuesto a la renta	(38.075)	(29.035)

UTILIDAD (PERDIDA) CONSOLIDADA DEL EJERCICIO	188.180	193.926

Atribuible a:
Tenedores patrimoniales del Banco	184.043	189.159
Interés Minoritario	4.137	4.767

Utilidad por acción atribuible a tenedores patrimoniales del Banco:
(expresada en pesos)
Utilidad básica	0,9766	1,0038
Utilidad diluida	0,9766	1,0038

BANCO SANTANDER CHILE Y FILIALES
ESTADOS CONSOLIDADOS DE RESULTADOS INTEGRALES
Por los períodos terminados el

	30 de Junio	30 de Junio
	2009	2008
	(Millones)	(Millones)
	$	$
UTILIDAD (PERDIDA) CONSOLIDADA DEL EJERCICIO	188.180	193.926

OTROS RESULTADOS INTEGRALES

Instrumentos de Inversión Disponibles para la Venta	10.238	(27.999)
Coberturas de Flujo de Efectivo	(17.417)	(15.887)
	-	-
Otros resultados integrales antes de impuesto a la renta	(7.179)	(43.886)

Impuesto a la renta relacionado con otros resultados integrales	1.220	7.461

Total de otros resultados integrales	(5.959)	(36.425)

RESULTADOS INTEGRALES CONSOLIDADOS DEL EJERCICIO	182.221	157.501

Atribuible a :
Tenedores patrimoniales del Banco	177.396	152.734
Interés Minoritario	4.825	4.767

BANCO SANTANDER CHILE
ESTADO DE CAMBIOS EN EL PATRIMONIO
Por los períodos terminados el
(en millones de pesos)

		RESERVAS		CUENTAS DE VALORACIÓN				UTILIDADES RETENIDAS
	Capital	Reservas y otras utilidades retenidas	Fusión de sociedades bajo control común	Instrumentos de Inversión Disponibles para la Venta	Coberturas de Flujo de Efectivo	Otros conceptos	Impuesto a la renta	Utilidades retenidas de ejercicios anteriores	Utilidades del ejercicio	Provision para dividendo mínimo	Total atribuible a tenedores patrimoniales	Interés Minoritario	TOTAL PATRIMONIO

Patrimonio al 31 de Diciembre 2007	818.535	49.372	(2.042)	(5.548)	(5.867)	-	1.940	273.004	308.647	-	1.438.041	20.047	1.458.088
Distribución resultado ejercicio anterior	-		-	-	-	-	-	308.647	(308.647)	-	-	-	-
Sub-total	818.535	49.372	(2.042)	(5.548)	(5.867)	-	1.940	581.651	-	-	1.438.041	20.047	1.458.088
Efectos por primera Aplicación de IFRS	-	(68.244)	-	-	-	-	-	-	-	-	(68.244)	(1.913)	(70.157)
Patrimonio al 01 de Enero 2008	818.535	(18.872)	(2.042)	(5.548)	(5.867)	-	1.940	581.651	-	-	1.369.797	18.134	1.387.931
Ajuste circular Nº 3443 dividendo mínimo 2008	-	-	-	-	-	-	-	-	-	(92.594)	(92.594)	-	(92.594)
Dividendos /Retiros realizados	-	-	-	-	-	-	-	(200.619)	-	92 594	(108.025)	(33)	(108.058)
Otros movimientos patrimoniales	-	343	-	-	-	-	-	(2)	-	-	341	821	1.162
Provisión para dividendos minimos	-	-	-	-	-	-	-	-	-	(46.225)	(46.225)	-	(46.225)
Sub-total	-	343	-	-	-	-	-	(200.621)	-	(46.225)	(246.503)	788	(245.715)
Otros resultados integrales	-	-	-	(27.999)	(15.887)	-	7.461	-	-	-	(36.425)		(36.425)
Resultado del ejercicio	-	-	-	-	-	-	-	-	189.159	-	189.159	4.767	193.926
Sub-total	-	-	-	(27.999)	(15.887)	-	7.461	-	189.159	-	152.734	4.767	157.501
Patrimonio al 30 de Junio 2008	818.535	(18.529)	(2.042)	(33.547)	(21.754)	-	9.401	381.030	189.159	(46.225)	1.276.028	23.689	1.299.717
Patrimonio al 31 de Diciembre 2008	891.303	(121.684)	(2.042)	(19.972)	10.873	-	1.547	413.053	415.055	(98.444)	1.489.689	25.879	1.515.568
Distribución resultado ejercicio anterior	-	-	-	-	-	-	-	415.055	(415.055)	-	-	-	-
Sub-total	891.303	(121.684)	(2.042)	(19.972)	10.873	-	1.547	828.108	-	(98.444)	1.489.609	25.879	1.515.568
Reposición corrección monetaria 2008	-	106.766	-	-	-	-	-	(106.766)	-	-	-	-	-
Patrimonio al 01 de Enero 2009	891.303	(14.918)	(2.042)	(19.972)	10.873	-	1.547	721.342	-	(98.444)	1.489.609	25.879	1.515.568
Aumento o disminución de capital y reservas	-	-	-	-	-	-	-	-	-	-	-	5.600	5.600
Dividendos / Retiros realizados	-	-	-	-	-	-	-	(213.295)	-	98.444	(114.851)	(5.174)	(120.025)
Otros movimientos patrimoniales	-	-	-	-	-	-	-	(2)	-	-	(2)	(210)	(212)
Provisión para dividendos mínimos	-	-	-	-	-	-	-	-	-	(55.213)	(55.213)	-	(55.213)
Sub-total	-	-	-	-	-	-	-	(213.297)	-	43.231	(170.066)	216	(169.850)
Otros resultados integrales	-	-	-	9.409	(17.417)	-	1.361	-	-	-	(6.647)	688	(5.959)
Resultado del ejercicio	-	-	-	-	-	-	-	-	184.043	-	184.043	4.137	188.180
Sub-total	-	-	-	9.409	(17.417)	-	1.361	-	104.043	-	177.396	4.825	182.221
Patrimonio al 30 de Junio 2009	891.303	(14.918)	(2.042)	(10.563)	(6.544)	-	2.908	508.045	184.043	(55.213)	1.497.019	30.920	1.527.939

Dividendos distribuídos:

Período	Resultado atribuible a tenedores patrimoniales	Destinados a reservas o utilidades retenidas	Destinado a Dividendos	Porcentaje Distribuido	Dividendo por acción (en pesos)

- Año 2007 (Junta Accionistas Aliril 2008)	308.647	108.028	200.619	65%	1,065

- Año 2000 (Junta Accionistas Ahril 2009)	328.146	114.851	213.295	65%	1,132

BANCO SANTANDER CHILE Y FILIALES
ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
Por los períodos terminados el

	30 de Junio	30 de Junio
	2009	2008
	(Millones)	(Millones)
	$	$

FLUJOS ORIGINADOS POR ACTIVIDADES OPERACIONALES :

UTILIDAD (PERDIDA) CONSOLIDADA DEL EJERCICIO	188.180	193.926
Cargos (abonos) a resultados que no significan movimiento de efectivo:
Depreciaciones y amortizaciones	22.586	24.726
Provisiones por créditos, ctas por cobrar a clientes y castigos	206.625	131.913
Ajuste a valor de mercado de instrumentos financieros	(41.227)	(1.432)
(Utilidad) Pérdida por inversiones en sociedades	(766)	(918)
(Utilidad) Pérdida en venta de activos recibidos en pago	(2.239)	(4.879)
(Utilidad) Pérdida en venta de activos fijos	(207)	677
Castigo de activos recibidos en pago	2.869	2.151
Otros cargos (abonos) que no significan movimiento de efectivo	47.077	26.571
Variación neta de intereses, reajustes y comisiones devengados sobre activos y pasivos	(50.413)	(20.630)
Total flujos operacionales	372.485	352.105
FLUJO ORIGINADO POR ACTIVIDADES DE INVERSIÓN :
(Aumento) disminución neta de créditos y ctas por cobrar	922.642	(1.098.922)
(Aumento) disminución neta de inversiones	754.758	(277.762)
Compras de activos fijos	(9.998)	(6.760)
Ventas de activo fijo	11.312	2.103
(Aumento) Disminución de inversiones en sociedades	(79)	-
Dividendos recibidos de inversiones en sociedades	790	606
Ingresos por bienes recibidos en pago	15.246	12.187
Aumento (disminución) neta de otros activos y pasivos	(70.529)	(74.334)
Total flujos de inversión	1.624.142	(1.442.882)
FLUJO ORIGINADO POR ACTIVIDADES DE FINANCIAMIENTO :
Aumento (disminución) de acreedores en cuenta corriente	110.522	291.002
Aumento (disminución) de depósitos y captaciones	(1.384.048)	502.522
Aumento (disminución) de otras obligaciones a la vista o a plazo	42.505	25.447
Aumento (disminución) de obligaciones por intermediación de documento	(259.267)	120.568
Aumento (disminución) de préstamos del exterior corto y largo plazo	(283.240)	297.160
Emisión de letras de crédito	4.506	-
Rescate de letras de crédito	(69.073)	(66.802)
Aumento (disminución) de otros pasivos de corto plazo	13.608	2.399
Préstamos obtenidos del Banco Central de Chile (corto plazo)	324.682	72.850
Pago de préstamos del Banco Central de Chile (corto y largo plazo)	(325.609)	(74.366)
Emisión de Bonos	201.346	202.929
Rescate de bonos	(36.259)	(9.248)
Otros Préstamos obtenidos a corto y largo plazo	3.307	107.767
Pago de otros préstamos a largo plazo	(1.006)	-
Aumento (disminución) de Capital	5.600	-
Dividendos pagados	(219.002)	(200.570)
Total Flujos de financiamiento	(1.871.428)	1.271.658

SUB TOTAL	125.199	180.881
VARIACION EFECTIVO Y EFECTIVO EQUIVALENTE DURANTE EL PERIODO	125.199	180.881
EFECTIVO INICIAL DE EFECTIVO Y EFECTIVO EQUIVALENTE	1.048.264	1.289.658
SALDO FINAL DE EFECTIVO Y EFECTIVO EQUIVALENTE	1.173.463	1.470.539

NOTA Nº1 ADOPCIÓN POR PRIMERA VEZ DEL COMPENDIO DE NORMAS CONTABLES:

La Superintendencia de Bancos e Instituciones Financieras (“SBIF”) en conjunto con otras superintendencias y otros organismos reguladores en Chile acordaron un plan de convergencia a Normas Internaciones de Información Financiera (“NIIF”) con el propósito de internacionalizar los modelos de reporte financiero para compañías públicas en Chile.  En el marco del plan estratégico, la SBIF, a través de su Circular Nº 3.410 del 9 de noviembre de 2007, complementada posteriormente por la Circular Nº 3.443 del 21 de agosto de 2008, dio a conocer el nuevo “Compendio de Normas Contables”, en el cual contiene los nuevos estándares de contabilidad y reporte para la industria financiera que se aplicarán a contar del 1º de enero de 2009, considerando las normas de carácter transitorio establecidas en el Capítulo E de dicho compendio.

Por disposiciones legales, los bancos deben utilizar los criterios contables dispuestos por la SBIF y en todo aquello que no sea tratado por ella ni se contraponga con sus instrucciones, deben ceñirse a los criterios contables de general aceptación, que corresponden a las normas técnicas emitidas por el Colegio de Contadores de Chile A.G., coincidentes con los estándares internacionales de contabilidad e información financiera acordados por el Internacional Accounting Standards Board (“IASB”).  En caso de existir discrepancias entre los principios contables y los criterios contables emitidos por la SBIF (Compendio de Normas Contables), primarán estas últimas.

Como resultado de lo anterior, el Banco estableció un plan para la transición a las nuevas normas contables que incluye, entre otros aspectos, el análisis de las diferencias de criterios contables, la selección de los criterios contables a aplicar en los casos en que se permitan tratamientos alternativos y la evaluación de las modificaciones de procedimientos y sistemas de información.

De acuerdo a este plan de transición, se han aplicado retroactivamente al 01 de enero de 2008 las normas del nuevo Compendio de Normas Contables, confeccionándose un balance de apertura a dicha fecha.  Asimismo, con el objetivo de presentar estados financieros comparativos durante el año 2009, el Banco confeccionó un set de estados financieros pro-forma para el año 2008.

A continuación se detallan y explican los principales impactos que origina la migración a estas nuevas normas contables, ya sea a nivel de balance como resultados.

a) Conciliación del Patrimonio de acuerdo al nuevo Compendio de Normas Contables:

Los principales ajustes que origina la migración al nuevo Compendio de Normas Contables en el Patrimonio son los siguientes:

		Total Patrimonio
		Al 01 Enero de	Al 30 Junio de	Al 31 Diciembre de
		2008	2008	2008
	Explic.	MM$	MM$	MM$

Patrimonio antes de cambios normativos		1.458.089	1.373.196	1.602.610

Ajustes:
Perímetro de consolidación	i	(14.453)	(10.469)	(9.712)
Sociedades de apoyo	ii	506	762	719
Corrección monetaria	iii	-	(9.734)	(30.493)
Activo fijo e Intangibles	iv	(64.494)	(62.896)	(58.613)
Bienes recibidos o adjudicados en pago	v	(929)	(586)	(408)
Castigos de colocaciones	vi	(2.205)	(2.815)	(4.235)
Impuestos diferidos	vii	11.419	12.259	15.700
Sub-total		(70.156)	(73.479)	(87.042)

Patrimonio según nuevo Compendio de Normas Contables		1.387.931	1.299.717	1.515.568

(*) En la letra g) se explica detalladamente la naturaleza de los principales ajustes.

Tal como se comentó anteriormente, estos ajustes se generan por la adopción del nuevo Compendio de Normas Contables de la SBIF, por lo tanto estos no corresponden al reconocimiento de errores de ejercicios anteriores de acuerdo a la NIC 8.

NOTA Nº1 ADOPCIÓN POR PRIMERA VEZ DEL COMPENDIO DE NORMAS CONTABLES, continuación:

b) Conciliación del Resultado de acuerdo al nuevo Compendio de Normas Contables:

Los principales ajustes que origina la migración al nuevo Compendio de Normas Contables en el Resultado son los siguientes:

		Resultado Consolidado
		Al 30 Junio de	Al 31 Diciembre de
		2008	2008
	Explic.	MM$	MM$

Resultado antes de cambios normativos		156.095	331.017

Ajustes:
Perímetro de consolidación	i	3.985	4.742
Sociedades de apoyo	ii	256	213
Corrección monetaria	iii	31.419	78.027
Activo fijo e Intangibles	iv	1.598	5.881
Bienes recibido o adjudicados en pago	v	343	521
Castigos de colocaciones	vi	(610)	(2.030)
Impuestos diferidos	vii	840	4.281
Sub-total		37.831	91.635

Resultado según nuevo Compendio de Normas Contables		193.926	422.652

(*) En la letra g) se explica detalladamente la naturaleza de los principales ajustes.

Tal como se comentó anteriormente, estos ajustes se generan por la adopción del nuevo Compendio de Normas Contables de la SBIF, por lo tanto estos no corresponden al reconocimiento de errores de ejercicios anteriores de acuerdo a la NIC 8.

c) Balance de Apertura de acuerdo al nuevo Compendio de Normas Contables:

Tal como se comentó anteriormente, al 01 de enero de 2008 se aplicaron retroactivamente las normas del nuevo Compendio de Normas Contables con el objetivo de elaborar el respectivo balance de apertura bajo estas nuevas normas contables.

A continuación se presenta la conciliación de los saldos del Estado de Situación Financiera, debiendo entenderse por:

Saldos de cierre:
Son aquellos que figuran en los estados financieros consolidados del Banco y sus filiales al 01 de Enero de 2008, los cuales se prepararon conforme a los criterios y principios contables anteriormente vigentes.

Ajustes:
Cambios con origen principalmente en los criterios de valorización y políticas contables modificadas por la nueva normativa.  Dentro de este concepto se incluyen las modificaciones al perímetro de consolidación que establece el nuevo Compendio de normas Contables.

Saldos de  Apertura:
Son aquellos que resultan de considerar el efecto de los ajustes en los saldos de cierre.

NOTA Nº1 ADOPCIÓN POR PRIMERA VEZ DEL COMPENDIO DE NORMAS CONTABLES, continuación:

c) Balance de Apertura de acuerdo al nuevo Compendio de Normas Contables, continuación:

	Al 01 de Enero 2008
	Saldos de Cierre	Ajustes (*)	Saldos de Apertura
	(millones)	(millones)	(millones)
	$	$	$
ACTIVOS
Efectivo y depósitos en bancos	1.108.444	193	1.108.637
Operaciones con liquidación en curso	316.240	-	316.240
Instrumentos para negociación	1.090.004	3.441	1.093.445
Contratos de retrocompra y préstamos de valores	33.999	-	33.999
Contratos de derivados financieros	780.775	-	780.775
Adeudado por bancos	45.961	-	45.961
Créditos y cuentas por cobrar a clientes	12.028.053	(5.778)	12.022.275
Instrumentos de inversión disponibles para la venta	779.635	-	779.635
Inversiones en sociedades	6.795	506	7.301
Intangibles	56.187	37	56.224
Activo fijo	245.619	(43.130)	202.489
Impuestos corrientes	1.933	566	2.499
Impuestos diferidos	61.260	19.729	80.989
Otros activos	474.091	(13.809)	460.282

TOTAL ACTIVOS	17.028.996	(38.245)	16.990.751

PASIVOS

Depósitos y otras obligaciones a la vista	2.868.769	(835)	2.867.934
Operaciones con liquidación en curso	135.219	-	135.219
Contratos de retrocompra y préstamos de valores	308.651	(1.021)	307.630
Depósitos y otras captaciones a plazo	7.887.897	-	7.887.897
Contratos de derivados financieros	778.217	-	778.217
Obligaciones con bancos	1.099.443	14	1.099.457
Instrumentos de deuda emitidos	2.154.996	-	2.154.996
Otras obligaciones financieras	147.868	27.799	175.667
Impuestos corrientes	15.897	170	16.067
Impuestos diferidos	10.877	207	11.084
Provisiones	46.376	3.726	50.102
Otros pasivos	116.698	1.852	118.550

TOTAL PASIVOS	15.570.908	31.912	15.602.820

PATRIMONIO

Atribuible a tenedores patrimoniales del banco:	1.438.041	(68.244)	1.369.797
Capital	818.535	-	818.535
Reservas	47.330	(68.244)	(20.914)
Cuentas de valoración	(9.475)	-	(9.475)
Utilidades retenidas	581.651	-	581.651
Utilidades retenidas de ejercicios anteriores	581.651	-	581.651
Utilidad (pérdida) del ejercicio	-	-	-
Menos: Provisión para dividendos mínimos	-	-	-

Interés minoritario	20.047	(1.913)	18.134

TOTAL PATRIMONIO	1.458.088	(70.157)	1.387.931

TOTAL PASIVOS Y PATRIMONIO	17.028.996	(38.245)	16.990.751

(*) En la letra g) se explica detalladamente la naturaleza de los principales ajustes.

NOTA Nº1 ADOPCIÓN POR PRIMERA VEZ DEL COMPENDIO DE NORMAS CONTABLES, continuación:

d) Estados de Situación Financiera pro-forma:

Con el objetivo de presentar estados financieros comparativos durante el año 2009, el Banco confeccionó un set de estados financieros pro-forma para el año 2008, a continuación se presenta la formulación de los Estados de Situación Financiera pro-forma al 30 de Junio y 31 de Diciembre de 2008, respectivamente:
	Al 30 de Junio 2008			Al 31 de Diciembre 2008
			Compendio de			Compendio de
	Norma Antigua	Ajustes (*)	Normas Contables	Norma Antigua	Ajustes (*)	Normas Contables
	(millones)	(millones)	(millones)	(millones)	(millones)	(millones)
	$	$	$	$	$	$
ACTIVOS
Efectivo y depósitos en bancos	1.280.337	222	1.280.559	854.838	573	855.411
Operaciones con liquidación en curso	487.591	-	487.591	335.405	-	335.405
Instrumentos para negociación	893.938	-	893.938	1.161.631	4.795	1.166.426
Contratos de retrocompra y préstamos de valores	11.697	-	11.697	-	-	-
Contratos de derivados financieros	1.233.562	-	1.233.562	1.846.509	-	1.846.509
Adeudado por bancos	150.406	-	150.406	95.499	-	95.499
Créditos y cuentas por cobrar a clientes	12.960.626	(6.486)	12.954.140	14.319.370	(8.021)	14.311.349
Instrumentos de inversión disponibles para la	1.080.216	-	1.080.216	1.580.240	-	1.580.240
Inversiones en sociedades	6.865	921	7.786	6.990	287	7.277
Intangibles	61.458	(2.932)	58.526	73.089	(4.857)	68.232
Activo fijo	248.906	(47.672)	201.234	260.105	(59.716)	200.389
Impuestos corrientes	17.824	411	18.235	18.289	426	18.715
Impuestos diferidos	62.721	20.559	83.280	64.821	24.004	88.825
Otros activos	593.297	(7.009)	586.288	520.348	(11.693)	508.655
TOTAL ACTIVOS	19.089.444	(41.986)	19.047.458	21.137.134	(54.202)	21.082.932
PASIVOS
Depósitos y otras obligaciones a la vista	3.195.906	(1.483)	3.194.423	2.949.757	(1.595)	2.948.162
Operaciones con liquidación en curso	297.611	-	297.611	142.552	-	142.552
Contratos de retrocompra y préstamos de valores	295.494	(1.056)	294.438	563.234	(1.011)	562.223
Depósitos y otras captaciones a plazo	8.390.418	-	8.390.418	9.756.266	-	9.756.266
Contratos de derivados financieros	1.081.784	-	1.081.784	1.469.724	-	1.469.724
Obligaciones con bancos	1.505.176	20	1.505.196	1.425.065	2	1.425.067
Instrumentos de deuda emitidos	2.405.006	-	2.405.006	2.651.372	-	2.651.372
Otras obligaciones financieras	138.185	27.648	165.833	103.278	28.040	131.318
Impuestos corrientes	797	220	1.017	163	628	791
Impuestos diferidos	23.549	400	23.949	18.766	671	19.437
Provisiones	88.971	3.967	92.938	162.165	4.554	166.719
Otros pasivos	293.351	1.777	295.128	292.182	1.551	293.733
TOTAL PASIVOS	17.716.248	31.493	17.747.741	19.534.524	32.840	19.567.364
PATRIMONIO
Atribuible a tenedores patrimoniales del banco:	1.350.580	(74.552)	1.276.028	1.578.045	(88.356)	1.489.689
Capital	818.535	-	818.535	891.303	-	891.303
Reservas	89.057	(109.628)	(20.571)	51.539	(175.265)	(123.726)
Cuentas de valoración	(45.900)	-	(45.900)	(7.552)	-	(7.552)
Utilidades retenidas	488.888	35.076	523.964	642.755	86.909	729.664
Utilidades retenidas de ejercicios anteriores	381.030	-	381.030	413.053	-	413.053
Utilidad (pérdida) del ejercicio	154.083	35.076	189.159	328.146	86.909	415.055
Menos: Provisión para dividendos mínimos	(46.225)	-	(46.225)	(98.444)	-	(98.444)
Interés minoritario	22.616	1.073	23.689	24.565	1.314	25.879
TOTAL PATRIMONIO	1.373.196	(73.479)	1.299.717	1.602.610	(87.042)	1.515.568

TOTAL PASIVOS Y PATRIMONIO	19.089.444	(41.986)	19.047.458	21.137.134	(54.202)	21.082.932

(*) En la letra g) se explica detalladamente la naturaleza de los principales ajustes.

NOTA Nº1 ADOPCIÓN POR PRIMERA VEZ DEL COMPENDIO DE NORMAS CONTABLES, continuación:

e) Estados de Resultados pro-forma:

Tal como se comentaba en el punto anterior, el Banco confeccionó un set de estados financieros pro-forma para el año 2008 con ánimo de presentar información comparativa , a continuación se presenta la formulación de los Estados de Resultados pro-forma por los períodos terminados el 30 de Junio y el 31 de Diciembre de 2008, respectivamente:

	Al 30 de Junio 2008			Al 31 Diciembre 2008
	Norma		Compendio de	Norma		Compendio de
	Antigua	Ajustes (*)	Normas Contables	Antigua	Ajustes (*)	Normas Contables
	(millones)	(millones)	(millones)	(millones)	(millones)	(millones)
	$	$	$	$	$	$
RESULTADOS OPERACIONALES
Ingresos por intereses y reajustes	896.507	(108)	896.399	2.061.112	234	2.061.346
Gastos por intereses y reajustes	(486.142)	(2.001)	(488.143)	(1.164.071)	(5.209)	(1.169.280)
Ingreso neto por intereses y reajustes	410.365	(2.109)	408.256	897.041	(4.975)	892.066

Ingresos por comisiones	134.384	10.389	144.773	276.433	19.536	295.969
Gastos por comisiones	(24.854)	-	(24.854)	(52.840)	-	(52.840)
Ingreso neto de comisiones	109.530	10.389	119.919	223.593	19.536	243.129

Utilidad neta de operaciones financieras	74.498	158	74.656	273.084	393	273.477
Utilidad (pérdida) de cambio neta	(39.191)	-	(39.191)	(187.042)	-	(187.042)
Otros ingresos operacionales	14.297	1.414	15.711	16.512	1.710	18.222
Total Ingresos Operacionales	569.499	9.852	579.351	1.223.188	16.664	1.239.852

Provisiones por riesgo de crédito	(131.303)	(610)	(131.913)	(285.953)	(2.030)	(287.983)

INGRESO OPERACIONAL NETO	438.196	9.242	447.438	937.235	14.634	951.869
Remuneraciones y gastos de personal	(96.139)	(19.606)	(115.745)	(209.134)	(37.641)	(246.775)
Gastos de Administración	(80.667)	15.100	(65.567)	(161.977)	28.295	(133.682)
Depreciaciones y amortizaciones	(24.552)	(174)	(24.726)	(51.944)	4.317	(47.627)
Otros gastos operacionales	(20.159)	387	(19.772)	(42.259)	581	(41.678)
Total Gastos Operacionales	(221.517)	(4.293)	(225.810)	(465.314)	(4.448)	(469.762)

RESULTADO OPERACIONAL	216.679	4.949	221.628	471.921	10.186	482.107

Resultado por inversiones en sociedades	918	415	1.333	851	(219)	632
Corrección Monetaria	(31.419)	31.419	-	(78.027)	78.027	-
Resultado antes de Impuesto a la Renta	186.178	36.783	222.961	394.745	87.994	482.739

Impuesto a la Renta	(30.083)	1.048	(29.035)	(63.728)	3.641	(60.087)

UTILIDAD CONSOLIDADA DEL EJERCICIO	156.095	37.831	193.926	331.017	91.635	422.652

Atribuible a:
Tenedores patrimoniales del Banco	154.083	35.076	189.159	328.146	86.909	415.200
Interés Minoritario	2.012	2.755	4.767	2.871	4.726	7.597

Utilidad por acción atribuible a tenedores patrimoniales del Banco: (expresada en pesos)
Utilidad básica	0,818	-	1,0038	1,741	-	2,203
Utilidad diluida	0,818	-	1,0038	1,741	-	2,203

(*) En la letra g) se explica detalladamente la naturaleza de los principales ajustes.

NOTA Nº1 ADOPCIÓN POR PRIMERA VEZ DEL COMPENDIO DE NORMAS CONTABLES, continuación:

f) Estado de Flujo de Efectivo pro-forma:

Con el objetivo de entregar una conciliación entre el Estado de Flujos de Efectivo presentado bajo las anteriores normas contables por el período terminado el 30 de Junio de 2008 y el incluido en estos estados financieros intermedios, a continuación se presenta la formulación de este estado pro-forma:

	Al 30 de Junio 2008
			Compendio de
	Norma Antigua	Ajustes (*)	Normas Contables
	(millones)	(millones)	(millones)
	$	$	$
FLUJOS ORIGINADOS POR ACTIVIDADES OPERACIONALES :
UTILIDAD (PERDIDA) CONSOLIDADA DEL EJERCICIO	156.095	37.831	193.926
Cargos (abonos) a resultados que no significan movimiento de efectivo:
Depreciaciones y amortizaciones	24.552	174	24.726
Provisiones por créditos cuentas por cobrar a clientes y castigos	150.224	(18.311)	131.913
Ajuste a valor de mercado de instrumentos financieros	5.419	(6.851)	(1.432)
(Utilidad) Pérdida por inversiones en sociedades	(918)	-	(918)
(Utilidad) Pérdida en venta de activos recibidos en pago	(4.871)	(8)	(4.879)
(Utilidad) Pérdida en venta de activos fijos	251	426	677
Castigo de activos recibidos en pago	2.295	(144)	2.151
Corrección monetaria	31.419	(31.419)	-
Otros cargos (abonos) que no significan movimiento de efectivo	40.445	(13.874)	26.571
Variación neta de intereses, reajustes y comisiones devengados sobre activos y	(26.967)	6.337	(20.630)
Total Flujos Operacionales	377.944	(25.839)	352.105
FLUJO ORIGINADO POR ACTIVIDADES DE INVERSIÓN :
(Aumento) disminución neta de créditos y cuentas por cobrar	(812.681)	(286.241)	(1.098.922)
(Aumento) disminución neta de inversiones	(80.243)	(197.519)	(277.762)
Compras de activos fijos	(8.135)	1.375	(6.760)
Ventas de activo fijo	2.103	-	2.103
(Aumento) Disminución de inversiones en sociedades	34.180	(34.180)	-
Dividendos recibidos de inversiones en sociedades	606	-	606
Ingresos por bienes recibidos en pago	12.187	-	12.187
Aumento (disminución) neta de otros activos y pasivos	(93.200)	18.866	(74.334)
Total Flujos de Inversión	(945.183)	(497.699)	(1.442.882)
FLUJO ORIGINADO POR ACTIVIDADES DE FINANCIAMIENTO :
Aumento (disminución) de acreedores en cuenta corriente	226.834	64.168	291.002
Aumento (disminución) de depósitos y captaciones	247.742	254.780	502.522
Aumento (disminución) de otras obligaciones a la vista o a plazo	3.855	21.592	25.447
Aumento (disminución) de obligaciones por intermediación de documento	(24.162)	144.730	120.568
Aumento (disminución) de préstamos del exterior corto y largo plazo	261.777	35.383	297.160
Rescate de letras de crédito	(66.802)	-	(66.802)
Aumento (disminución) de otros pasivos de corto plazo	(805)	3.204	2.399
Préstamos obtenidos del Banco Central de Chile (corto plazo)	180	72.670	72.850
Pago de préstamos del Banco Central de Chile (corto y largo plazo)	(1.036)	(73.330)	(74.366)
Emisión de Bonos	202.929	-	202.929
Rescate de bonos	(9.248)	-	(9.248)
Otros préstamos obtenidos a largo plazo	106.281	1.486	107.767
Dividendos pagados	(203.676)	3.106	(200.570)
Total Flujos de Financiamiento	743.869	527.789	1.271.658
EFECTO DE INFLACION SOBRE EFECTIVO Y EFECTIVO EQUIVALENTE	4.436	(4.436)	-
VARIACION EFECTIVO Y EFECTIVO EQUIVALENTE DURANTE EL PERIODO	181.066	(185)	180.881
SALDO INICIAL DE EFECTIVO Y EFECTIVO EQUIVALENTE	1.331.115	(41.457)	1.289.658
SALDO FINAL DE EFECTIVO Y EFECTIVO EQUIVALENTE	1.512.181	(41.641)	1.470.539
(*) En la letra g) se explica detalladamente la naturaleza de los principales ajustes.

NOTA Nº1 ADOPCIÓN POR PRIMERA VEZ DEL COMPENDIO DE NORMAS CONTABLES, continuación:

g) Descripción de los principales ajustes:

A continuación se describirá la naturaleza de los principales efectos o ajustes que surgen en la adopción del nuevo Compendio de Normas Contables emitido por la SBIF.

i.  Perímetro de Consolidación

De acuerdo a la normativa vigente hasta el 31 Diciembre 2007, Capitulo 11-6 “Inversiones en Sociedades en el País” de la Recopilación Actualizada de Normas; el Banco consideraba dentro de su perímetro de consolidación a las sociedades filiales y a las sociedades de apoyo al giro.

En primer caso, estas sociedades eran consolidadas mediante el método de integración global (línea a línea), siendo las siguientes:

	% de Participación
Sociedad	Directo	Indirecto	Total

Santander Corredores de Seguro Ltda.	99,75%	0,01%	99,76%
Santander S.A. Corredores de Bolsa	50,59%	0,41%	51,00%
Santander Asset Management S.A. Administradora General de Fondos	99,96%	0,02%	99,98%
Santander S.A. Agente de Valores	99,03%	-	99,03%
Santander S.A. Sociedad Securitizadora	99,64%	-	99,64%
Santander Servicios de Recaudación y Pagos Limitada	99,90%	0,10%	100,00%

Por su parte, las sociedades de apoyo al giro eran valorizadas mediante el método de puesta en equivalencia (VPP o VP), considerando las siguientes entidades:

Sociedad	% Part.

Redbanc S.A.	33,42%
Transbank S.A.	32,71%
Centro de Compensación Automatizado	33,33%
Sociedad Interbancaria Depósitos de Valores S.A.	29,29%
Cámara Compensación Alto Valor S.A.	11,52%
Administrador Financiero Transantiago S.A.	20,00%
Sociedad Nexus S.A.	12,90%

Con la entrada en vigencia del nuevo Compendio de Normas Contables, el Banco ha debido analizar y definir nuevamente su perímetro de consolidación, teniendo presente que ahora el criterio fundamental a considerar es el grado de control que posea el Banco sobre una determinada entidad y no su porcentaje de participación en el patrimonio.

Producto de este análisis, se determinó lo siguiente:

-
Se mantendrán los métodos de consolidación/valorización utilizados hasta el 31 de diciembre de 2008 para las sociedades filiales y de apoyo al giro.  Lo anterior, debido a que se concluyó que en el primer caso el Banco posee control sobre ellas y en el segundo ejerce una influencia significativa.

-
Por otro lado, de acuerdo a lo estipulado por la NIC 27 y la SIC 12, el Banco debe evaluar la existencia de Entidades de Cometido Especial (ECE), las cuales deben ser incluidas en el perímetro de consolidación,  siendo sus principales características las siguientes:

o	Las actividades de la ECE han sido dirigidas, en esencia, en nombre de la entidad que presenta los estados financieros consolidados, y de acuerdo a sus necesidades específicas de negocio.
o
Se poseen los poderes de decisión necesarios para obtener la mayoría de los beneficios de las actividades de esas entidades y los derechos para obtener la mayoría de los beneficios u otras ventajas de dichas entidades.

o	En esencia, la entidad retiene para sí, la mayoría de los riesgos inherentes a la propiedad o residuales a la ECE o a sus activos, con el fin de obtener los beneficios de sus actividades.

NOTA Nº1 ADOPCIÓN POR PRIMERA VEZ DEL COMPENDIO DE NORMAS CONTABLES, continuación:

g) Descripción de los principales ajustes, continuación:

-
Así entonces, producto de esta evaluación, se concluyó que el Banco ejercía el control sobre un número determinado de entidades, las cuales debían ser  incorporadas a su perímetro de consolidación, siendo las siguientes entidades:

- Santander Gestión de Recaudación y Cobranzas Ltda.
- Multinegocios S.A.
- Servicios Administrativos y Financieros Ltda.
- Servicios de Cobranzas Fiscalex Ltda.
- Multiservicios de Negocios Ltda.
- Bansa Santander S.A.
- Santander Multimedios S.A.

A principios del año 2009, la sociedad Santander Multimedios S.A., realizó un cambió en su giro de negocios, lo que generó que sus ingresos ya no dependieran en gran medida de las operaciones realizadas con el Banco.  Producto de ello, se determinó que el Banco ya no ejercía control sobre ella, debiendo excluirla del perímetro de consolidación a partir de Marzo 2009.

Dentro de este ítem, en general, se incluyen los efectos que generó la inclusión de estas sociedades al perímetro de consolidación del Banco.   Además se incluyen también aquellos efectos colaterales que genera la incorporación estas sociedades al perímetro de consolidación, como lo son nuevos ajustes de eliminación de operaciones relacionadas (ej. Colocaciones) y también la aceleración de desembolsos que anteriormente eran activados y devengados en resultado en un período de tiempo determinado.

ii.  Sociedades de Apoyo al Giro

Dentro de este ítem se han agrupado los efectos particulares que generó la adopción del nuevo Compendio de Normas Contables en cada una de las diversas sociedades de Apoyo al Giro, considerando en cada caso el efecto proporcional que generan estos efectos/ajustes en el patrimonio del Banco, en base al porcentaje de participación que tiene el Banco sobre estas sociedades.

iii.  Corrección Monetaria

De acuerdo a la normativa anteriormente vigente, los estados financieros consolidados se preparaban aplicando corrección monetaria integral, con el objetivo de reflejar los efectos de los cambios en el poder adquisitivo del peso chileno durante cada periodo.

Según el nuevo Compendio de Normas Contables y de acuerdo a la NIC 29 “Información Financiera en Economías Hiperinflacionarias”,  se aplicará corrección monetaria solo cuando la entidad cuya moneda funcional sea una moneda correspondiente a una economía hiperinflacionaria (entiéndase que es aquella economía con 100 por ciento de inflación en 3 años).  En el caso del Banco, la moneda funcional es el peso chileno.

Debido a que la economía chilena no cumple los requisitos antes descritos, es que el Banco debió eliminar la corrección monetaria a partir del 01 de Enero de 2008.  De acuerdo a lo establecido en el Capítulo E del Compendio de Normas Contables, la corrección monetaria aplicada hasta el 31 de Diciembre de 2007 no fue objeto de reversiones.

Dentro de este ítem, se incluyen los ajustes por la reversión de la corrección monetaria de los diferentes activos y pasivos.  Por su parte, la corrección monetaria del capital pagado y reservas al 31 de diciembre de 2008 no fueron revertidas, de acuerdo a lo establecido en el Capítulo E del Compendio de Normas Contables y a la necesidad de mantener los montos del capital pagado y de las reservas constituidas de acuerdo con las reglas aplicadas para efectos legales o estatutarios.

NOTA Nº1 ADOPCIÓN POR PRIMERA VEZ DEL COMPENDIO DE NORMAS CONTABLES, continuación:

g) Descripción de los principales ajustes, continuación:

iv.  Activo Fijo e Intangibles

Dentro de este ítem, se incluye principalmente el efecto que genera el recálculo de las depreciaciones y amortizaciones de los activos fijos en general y de los intangibles (software y desarrollos informáticos) producto de la eliminación de la corrección monetaria (tal como se describe en el punto iii) y de las determinación del costo atribuido en el caso de los activos fijos al 01 de Enero de 2008.

De acuerdo a lo establecido en el Capítulo E del nuevo Compendio de Normas Contables, al 01 de enero de 2008 el Banco determinó el costo atribuido de sus activos fijos, eligiendo el menor importe entre el costo histórico de cada unos de ellos (incluyendo su respectiva corrección monetaria hasta el 31 de diciembre de 2007) y su valor razonable, basado en una tasación de los mismos, realizada por un tercero independiente.

v.  Bienes Recibidos o Adjudicados en Pago

Anteriormente, los bienes recibidos o adjudicados en pago (BRP) eran valorizados al costo (precio convenido con el deudor en la dación en pago o el valor de adjudicación en remate judicial, según sea el caso, corregido monetariamente),  menos una provisión de valuación individual en base a una tasación independiente.  Al cabo de un año, en cumplimiento de lo dispuesto en el N° 5 del artículo 84 de la Ley General de Bancos, para hacer uso de un plazo adicional para vender los bienes recibidos o adjudicados en pago, los bancos debían castigar los bienes que se encontraban en esa situación.

La principal modificación que introduce en la valorización de los BRP el nuevo Compendio de Normas Contables, Capitulo B-5, (además de la eliminación de la corrección monetaria descrita en el punto iii.) es que al momento de realizar la provisión de valuación inicial se deberá considerar su valor realizable neto, es decir, el valor razonable (tasación independiente) menos los costos necesarios para mantenerlo y enajenarlo.

De acuerdo a los estudios realizados por el Banco, al 01 de Enero de 2008 se determinó un costo de venta  (costo para mantenerlo y enajenarlo) promedio estimado de un 5,8% sobre el valor de tasación y al 31 de Diciembre de 2008 este guarismo ascendió a un 6,5%,

En este ítem se presentan los efectos que genera la aplicación del costo de venta anteriormente descrito.

vi.  Castigos de Colocaciones

De acuerdo a la normativa anteriormente vigente, el plazo para efectuar  los castigos de las cuotas vencidas y morosas de los créditos y cuentas a cobrar, se computaba desde su ingreso a cartera vencida, la cual representaba a aquellas operaciones que se encontraban morosas en el pago de capital e intereses por noventa días o más.  Este ingreso a cartera vencida se realizaba anteriormente cuota a cuota.

De acuerdo a lo establecido en el Capítulo B-2 del nuevo Compendio de Normas Contables, el plazo para realizar los castigos  de los créditos y cuentas por cobrar debe computarse desde el inicio de la mora de una determinada operación, afectando por tanto al 100% de la operación, ya sea que tenga una proporción morosa, vencida o vigente.

NOTA Nº1 ADOPCIÓN POR PRIMERA VEZ DEL COMPENDIO DE NORMAS CONTABLES, continuación:

g) Descripción de los principales ajustes, continuación:

A continuación se muestra un cuadro con los principales tipos de colocación y sus respectivos plazos de castigo de acuerdo a lo estipulado por el nuevo Compendio de Normas Contables:

Tipo de contrato	Plazo

Operaciones de Leasing

Leasing de consumo	6 meses
Otras operaciones de leasing no inmobiliario	12 meses
Leasing inmobiliario (comercial o vivienda)	36 meses

Resto de Operaciones

Créditos de consumo con o sin garantías reales	6 meses
Otras operaciones sin garantías reales	24 meses
Créditos comerciales con garantías reales	36 meses
Créditos hipotecarios para vivienda	48 meses

Dentro de este ítem, el Banco ha clasificado los efectos que surgen de la aplicación de esta nueva metodología para la aplicación de los castigos de créditos y cuentas a cobrar, así como también el efecto colateral que genera en las provisiones constituidas para cada una de las operaciones (al castigarse al 100% la operación, deben liberarse las provisiones constituidas).

vii.  Impuestos diferidos

Dentro de este ítem se agrupan los efectos fiscales (impuestos diferidos) generados por las diferencias temporales, originadas a su vez, por los ajustes comentados anteriormente, sea que estos afecten directamente al patrimonio o a resultados.

FELIPE CONTRERAS FAJARDO	ÓSCAR VON CHRISMAR CARVAJAL
Gerente de Contabilidad	Gerente General